
SUZANO

Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 5° ao 10° andares
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070 Fax: (011) 3037-9076



03 DEC 10 AM 7: 21

November 27, 2003.
Our ref.: 134/2003

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

03045027

Re: Companhia Suzano de Papel e Celulose
   <u>File n° 82-3550</u>

PROCESSED

DEC 15 2003

THOMSON
FINANCIAL

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:

- Quarterly Financial Information referring to the period ended on September 30, 2003, which was sent to CVM on November 19, 2003, in order to attend the request by the document CVM?SEP/GEA-2/ N° 11369/2003;
- Minutes of Meeting of the Board of Directors held on November 20, 2003;
- Notice of Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares issued by Suzano;
- Minutes of Meeting of the Board of Directors held on November 26, 2003.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Bernardo Szpigel
Financial and Investor Relations Director

FILE N° 82-3550

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD AUTHORIZED CAPITAL COMPANY
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

MINUTES OF MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 26, 2003

Date, Time and Venue: November 26, 2003, at 8:00 a.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: All members of the Board of Directors.
Presiding Board: David Feffer - Chairman.
                 Fábio Eduardo de Pieri Spina - Secretary.
Agenda: To resolve upon the ratification of the increase in the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of the public issue of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, totally subscribed and paid up at the issue price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share.

Resolutions approved by unanimous votes: ratified the increase of the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of one hundred and fifty million reais (R$ 150.000.000,00), through the public issuance of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, at the price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share, as approved in the meetings of the Board of Directors held on October 6, 2003, November 3, 2003 and November 20, 2003. Thus, the capital stock of the Company was increased from one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), to one billion, two hundred and eighty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.287.737.235,80) divided in one hundred and two million, three hundred and seventy-four thousand, four hundred and fifty-eight (102,374,458) common shares, and one hundred and seventy-one million, one hundred and forty-five thousand, three hundred and twenty-six (171,145,326) preferred shares all of them no-par value, registered shares.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors of the Company. São Paulo, November 26, 2003. David Feffer – Chairman of the Meeting. Fabio Eduardo de Pieri Spina – Secretary. Members of the Board of Directors: David Feffer – Chairman, Daniel Feffer – Deputy Chairman, Boris Tabacof – Deputy Chairman, Augusto Esteves de Lima Junior, Jorge Feffer, Claudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fábio Eduardo de Pieri Spina
Secretary

COMPANHIA SUZANO DE PAPEL E CELULOSE
PUBLICLY HELD AUTHORIZED CAPITAL COMPANY
CNPJ/MF N°. 60.651.726/0001-16
NIRE N°. 35.300.015.398

MINUTES OF MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 26, 2003

Date, Time and Venue: November 26, 2003, at 8:00 a.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9° andar, in the city of São Paulo, State of São Paulo.

Attendance: All members of the Board of Directors.
Presiding Board: David Feffer - Chairman.
                 Fábio Eduardo de Pieri Spina - Secretary.
Agenda: To resolve upon the ratification of the increase in the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of the public issue of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, totally subscribed and paid up at the issue price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share.

Resolutions approved by unanimous votes: ratified the increase of the capital stock of the Company, within the limits of the authorized capital, in view of the full subscription of one hundred and fifty million reais (R$ 150.000.000,00), through the public issuance of five million (5,000,000) common shares and ten million (10,000,000) preferred shares, all of them no-par value, registered shares, at the price of ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share, as approved in the meetings of the Board of Directors held on October 6, 2003, November 3, 2003 and November 20, 2003. Thus, the capital stock of the Company was increased from one billion, one hundred and thirty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.137.737.235,80), to one billion, two hundred and eighty-seven million, seven hundred and thirty-seven thousand, two hundred and thirty-five reais and eighty cents (R$ 1.287.737.235,80) divided in one hundred and two million, three hundred and seventy-four thousand, four hundred and fifty-eight (102,374,458) common shares, and one hundred and seventy-one million, one hundred and forty-five thousand, three hundred and twenty-six (171,145,326) preferred shares all of them no-par value, registered shares.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors of the Company. São Paulo, November 26, 2003. David Feffer – Chairman of the Meeting. Fabio Eduardo de Pieri Spina – Secretary. Members of the Board of Directors: David Feffer – Chairman, Daniel Feffer – Deputy Chairman, Boris Tabacof – Deputy Chairman, Augusto Esteves de Lima Junior, Jorge Feffer, Claudio Thomaz Lobo Sonder, Antonio Carlos de Vasconcelos Valença, Antonio de Souza Corrêa Meyer, Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fábio Eduardo de Pieri Spina
Secretary



Notice of Primary Public Offering of Common Shares
and Preferred Shares
and Secondary Offering of Preferred Shares issued by:



SUZANO

Companhia Suzano de Papel e Celulose
Publicly Held Authorized Capital Company
CNPJ No. 60.651.726/0001-16
Av. Brigadeiro Faria Lima, No. 1355 – 5.º / 10.º andares
São Paulo, SP – CEP 01452-919

Selling Shareholders
Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
Citicorp Mercantil Participações Investimentos S.A.
J.P. Morgan International Inc.
Suzano Holding S.A.
Coordinators

 

Announce the primary public offering of five million (5,000,000) common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), issued by Companhia Suzano de Papel e Celulose ("Company"), within the limits of the authorized capital stock according to the Bylaws of the Company, and the secondary public offering of twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares issued by the Company and owned by shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Citicorp Mercantil Participações Investimentos S.A., J.P. Morgan International Inc. and Suzano Holding S.A. (jointly, "Selling Shareholders") ("Preferred Shares Object of the Secondary Offering", together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares", and, when referred to jointly with the Common Shares, "Shares"), all of them registered shares without par value, at the price of ten reais (R$ 10,00) per Common Share and Preferred Share, totaling the amount of:

R$ 391.731.620,00

The capital increase and the public offering of Common Shares and Preferred Shares Object of the Primary Offering carried out on October 6, 2003 and November 3, 2003, respectively, and the setting of the issue price of Common Shares and Preferred Shares Object of the Primary Offering was approved at the Meeting of the Board of Directors of the Company held on November 20, 2003.

1.   The Offering

The Company is offering five million (5,000,000) Common Shares and ten million (10,000,000) Preferred Shares Object of the Primary Offering, and the Selling Shareholders are offering twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares Object of the Secondary Offering, all such Shares being on this date free and clear of any lien or encumbrance, through a primary public offering and a secondary public offering, in the

non-organized over-the-counter market, conducted simultaneously in Brazil ("Offering"). The Common Shares and Preferred Shares object of the Offering shall be placed in Brazil by financial institutions coordinated by Banco UBS S.A. ("Banco UBS") and by Unibanco – União de Bancos Brasileiros S.A. ("Unibanco" and, together with Banco UBS, "Coordinators"), in compliance with the procedures established in Instruction No. 13 issued by the Securities Exchange Commission ("CVM") on September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988 ("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of CVM Instruction No. 325, of January 27, 2000 and Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under Rule 144-A ("Rule 144A") and under Regulation S ("Regulation S") of the United States Securities Act of 1933, as amended ("Securities Act"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the Securities and Exchange Commission.

The total number of Shares object of the Offering may be added by an additional lot of five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company and owned by the Selling Shareholders ("Additional Shares"), for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering. This increase shall be represented by an option for this purpose granted by the Selling Shareholders to the Banco UBS, as proposed in the Final Prospectus of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company ("Prospectus"), which may be exercised within up to thirty (30) days as from the date of publication of this Notice ("Option of Additional Shares ").

UBS Securities LLC, Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities, Inc. ("International Placement Agents ") were engaged to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the Securities Act, and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the Securities Act, and under the terms of the Agency Agreement, entered into by and between the Company, Selling Shareholders and the International Placement Agents referred to. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

Furthermore, it should be pointed out that the Banco UBS may trade Preferred Shares in the market, buying and selling Preferred Shares in order to perform stabilization activities. Each of these stabilization activities may have the effect of preventing or delaying a drop in the price of the Preferred Shares. Any activities for stabilization of the price of the Preferred Shares that may be carried out, shall be exclusively conducted by Banco UBS. Banco UBS and UBS Corretora de Câmbio e Valores Mobiliários S.A. ("Broker") undertake to make best efforts in carrying out exchange transactions aimed at stabilizing the price of the Preferred Shares, such transactions to be carried out through the São Paulo Stock Exchange ("BOVESPA"), with due compliance to the legal provisions applicable and to be ruled by the Private Services Agreement for Stabilization of the Price of the Preferred Shares, which was previously submitted to analysis and approval of CVM, and that may be carried out during a period of thirty (30) days as from the date of publication of this Notice.

2. Price

The price for subscription of the Common Shares and for subscription/acquisition of the Preferred Shares was fixed at ten reais (R$ 10,00). The issue price of the Common Shares and issue/sales price of the Preferred Shares was fixed after (i) submittal of the Reservation Requests (defined below), during the Reservation Period (defined below); and (ii) conclusion of the bookbuilding process, conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of Law 6404, of December 15, 1976 ("Corporate Law"), adopting as parameter the price of the Preferred Shares of the Company as quoted by the São Paulo Stock Exchange – BOVESPA (since its Common Shares do not have liquidity), on the date when the issue /acquisition price of the Shares was set, admitting premium or discount over the average weighted price of the Preferred Shares issued by the Company at BOVESPA on that date, based on market conditions. Under the terms of Article 170, Paragraph 7 of Corporate Law, the choice of the market value criterion for the shares of the Company for determining the price of Common Shares and Preferred Shares object of the Offering, adopting as base the price of the Preferred Shares of the Company quoted by BOVESPA is justified since this is a public offering, in which the bookbuilding process reflects the value whereby the investors submit their intention to buy being, thus, the most appropriate criterion for determining the fair price of the Shares to be issued by the Company. Considering that the Common Shares issued by the Company do not have sufficient liquidity and trading volume for their quotation to be considered for setting the price for subscription of the Common Shares, such price is the same as for subscription/acquisition of the Preferred Shares. The selling price of the Preferred Shares Object of the Secondary Distribution is equal to the price for subscription of the Preferred Shares Object of the Primary Offering.

The price of the Common Shares and Preferred Shares object of the Offering shall be paid in cash, in national currency. The period for subscription, acquisition and placement of the Common Shares and Preferred Shares is up to three (3) business days, as from the date of publication of this Notice ("Period of Placement"). The date for financial settlement of the Offering is the third business day after the date of publication of this Notice, that is, November 26, 2003 ("Date of Settlement").

If the Preferred Shares intended for the Offering are not totally placed within the Period of Placement, the Coordinators shall guarantee the subscription and acquisition of the existing balance of Preferred Shares intended for the Offering on the last day of the Period of Placement, as foreseen in the Prospectus, at the price established above, which shall also be the reselling price in case of exercise of the subscription guarantee and later public placement by the Coordinators, observing the maximum period of six (6) months as from the date of the Meeting of the Board of Directors that approved the issuance of the Common and Preferred Shares, according to Article 5 of CVM Instruction No. 13/80, in respect to the Common Shares and Preferred Shares object of the Primary Offering and three (3) months as from the granting of the registration by CVM, according to Article 22 of CVM Instruction No. 88/88, in respect to the Preferred Shares object of the Secondary Offering. The Coordinators shall carry out placement of the Common Shares under the regime of best placement efforts

3. Distribution Procedures

3.1. The issuance and public subscription of the Common Shares, and the subscription, acquisition and placement of the Preferred Shares shall be made in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, as follows:

(i)   the Coordinators shall place the Shares with shareholders of the Company, investors that are natural persons or legal entities not considered as Institutional Investors ("Non-Institutional Investors") and Investment Clubs registered with the São Paulo Stock Exchange – BOVESPA, according to the regulations currently in force ("Investment Clubs"), that have submitted Reservation Requests (as defined below) and Institutional Investors, observing the conditions described in the items below; and

(ii) Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two (92% percent) of its Common Shares, submitted its Reservation Request (as defined below) with Banco UBS S.A. and filled out its respective subscription form, in order to subscribe all Common Shares that are the object of the Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

3.1.1. Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [Brazilian Central Bank], mutual funds intended for investments in securities portfolios registered with CVM and/or BOVESPA, insurance companies, private pension and capitalization funds and other qualified investors as defined in article 99 of CVM Instruction No. 302, of May 5, 1999, and foreign institutional investors registered with CVM under the terms of CVM Instruction No. 325/2000 and Resolution CMN No. 2689/2000 ("Institutional Investors ").

3.2. The Shareholders of the Company were granted a period of nine (9) business days, beginning on November 6, 2003 and ended on November 18, 2003, ("Reservation Period"), for placement of their Reservation Request by filling out a specific form ("Reservation Request"), for the subscription of Common Shares and the subscription/acquisition of Preferred Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs made their Reservation Requests for the subscription/acquisition of Preferred Shares during the Reservation Period.

3.3. The Reservation Requests were made against full deposit in cash for the amount of the investment in national currency on the date of reservation; the shareholders of the Company were able to make their Shares Reservation Request also against presentation of bank guarantee letter guaranteeing the amount of the investment.

3.3.1. Each shareholder holding Preferred Shares issued by the Company was able to place its Reservation Request for the subscription of Shares up to the number of shares required for maintenance of its proportional interest in the capital stock, represented by shares of each type issued by the Company, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003, so that the Reservation Requests placed by the shareholders of the Company shall be accepted up to the referred number of shares, and there will be no apportionment among the shareholders. The provisions of subitems (ii) and (v) of item 3.4 below applies also to the shareholders of the Company that have placed Reservation Requests.

3.4. The Preferred Shares that were not the object of subscription by Shareholders of the Company that submitted Reservation Requests during the Reservation Period shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs that placed their Reservation Request, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests submitted by the Shareholders of the Company, under the following conditions:

(i) the Non-Institutional Investors and Investment Clubs interested shall submitted reservations for the Preferred Shares, by filling out the Reservation Request, and made full cash deposit in national currency for the amount of the investment upon reservation, observing the minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investor, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(ii) on the Date of Settlement, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request has been submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, with whom the request was submitted, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions

[Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira – CPMF] ("CPMF"), within five (5) business days of the Date of Settlement;

(iii)   if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the Preferred Shares object of the Offering that remain after acceptance of the Reservation Requests of the Shareholders of the Company, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(iv)   if the total Reservation Request for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the SHAREHOLDERS of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs that submitted Reservation Requests, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(v)   in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

3.5.   Each Shareholder and/or Institutional Investor and/or Investment Club was allowed to submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

3.6.   The Coordinators and Subcontracted Participants only accepted Reservation Requests made by Non-Institutional Investors and Investment Clubs holders of bank account or investment account open or maintained by the respective Non-Institutional Investor, observing the limits of investment established in item 3.4 (i) above.

3.7.   The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors were not allowed and there was no stipulation of minimum or maximum values for investment.

3.8.   If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

3.9.   The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

3.10.   The placement of Common Shares and Preferred Shares object of the Primary Distribution shall only be made within the maximum period of six (6) months after the date of the Meeting of the Board of Directors that resolved upon the issuance of Shares, as per Article 5, subitem II, "b" of the CVM Instruction No. 13/80, and the placement of the Preferred Shares object of the Secondary Offering shall only be made within the maximum period of three (3) months, as from the granting of the registration of the secondary public offering by CVM, according to Article 22 of CVM Instruction No. 88/88.

3.11. The Coordinators have given the Company firm guarantee of subscription, acquisition and placement of the total Preferred Shares object of the Offering. Suzano Holding S.A., controlling shareholder of the Company, offered firm guarantee of subscription of the total Common Shares object of the Offering.

3.12. Following is the number of Preferred Shares object of individual, firm and several guarantee given by the Coordinators:

Coordinators	*Number of Preferred Shares*
• Banco UBS S.A.	20,503,897 Preferred Shares
• Unibanco – União de Bancos Brasileiros S.A.	13,669,265 Preferred Shares

Following is a list of the Coordinators, Subcontracted Coordinators and Participants that will be in charge of placing the Preferred Shares object of this Offering:

Coordinators
- Banco UBS S.A.
- Unibanco – União de Bancos Brasileiros S.A.

Subcontracted Coordinators
- Banco de Investimentos Credit Suisse First Boston S.A.
- Banco Pactual S.A.
- Banco Santander Brasil S.A.

Premium Participants
- Magliano S.A. CCVM
- SLW CVC Ltda.
- Planner Corretora de Valores S.A.
- Intra S.A. CCV
- Banco Itaú BBA S.A.
- Corretora Geral de Valores
- Petra Personal Trader CTVM

Silver Participant
- Ágora Senior CTVM S.A.

Participant
- Coinvalores CCVM

OtherParticipants
- Spinelli CTVM
- Corretora Souza Barros Câmbio e Títulos S.A.
- Bradesco CTVM
- Corretora Sudameris CCVM
- Fator Doria Atherino S.A. CV
- Geração Futuro Corretora de Valores Ltda.
- Banif Primus CVC S.A.
- Finabank CCTVM Ltda.

4. Main Rights and Characteristics of Common and Preferred Shares

Common Shares assure to their holders voting rights in the General Meetings of the Company, they are entitled to receive full dividends for the fiscal year closed on December 31, 2003, and shall be entitled also, as from their issuance date, to all other benefits conferred to the other holders of Common Shares issued by the Company, in accordance with Corporate Law and the Bylaws of the Company.

The existing Preferred Shares and those to be issued do not have voting rights and assure to their holders the following rights, advantages and priorities:

(i)   priority in capital reimbursement in case of liquidation of the Company;

(ii)   the right the receive dividend, per share, ten percent (10%) higher than the dividend assigned to the common Shares of the Company;

(iii)   the right to participate, observing the provisions of item "ii" above, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law;

(iv)   participation, under equal conditions with the Common Shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares; and

(v)   full dividends for the fiscal year closed on December 31, 2003, being entitled also as from their issuance and/or selling date, to all other benefits conferred to the holders of Preferred Shares issued by the Company, in accordance with Corporate Law and the Bylaws of the Company.

5.   Information about the Company

The corporate object of the company is (i) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences, including recycling thereof, as well as products related to the printing industry (ii) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management; (iii) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object; (iv) transportation on its own behalf and on behalf of third parties; and (v) the participation as a partner or as shareholder of any other company.

6.   Depository Financial Institution of the Common and Preferred Shares

The depository financial institution of the Common and Preferred Shares is Banco Itaú S.A., with address at Rua Boa Vista, No. 167, in the city of São Paulo, State of São Paulo.

7.   Custodian Financial Institution of the Shares in the Offering

The financial institution that is the custodian of the Shares in the Offering is CBLC-Companhia Brasileira de Liquidação e Custódia [*Brazilian Clearing House for Custody and Settlement of Securities*] located at Rua XV de Novembro, No. 275, in the city of São Paulo, State of São Paulo.

8.   Other Information

These public primary and secondary offerings were previously submitted to CVM and were registered under the following numbers: Primary Offering: CVM/SRE/REM/2003/002, on November 21, 2003 and Secondary Offering: CVM/SRE/SEC/2003/006, on November 21, 2003.

"The registration of this offering with *CVM – Comissão de Valores Mobiliários* is made for the sole purpose of guaranteeing access to the information rendered, and does not imply any guarantee on the part of CVM, as to the accuracy of such information, or judgment as to the quality of the issuer Company or as to the shares to be offered."

For the purposes of Article 9 of CVM Instruction No. 13/80 and provisions of Article 9 of CVM Instruction No. 88/88, Bank UBS is the Leading Coordinator of this Offering.

For further clarification regarding the primary and secondary public offerings referred to, as well as to obtain a copy of the Prospectus, the interested parties should address themselves to Banco UBS S.A., at Av. Pres. Juscelino Kubitschek, No. 50, 6º andar, São Paulo, state of São Paulo and Praia de Botafogo, No. 228, 16º andar, Ala B, in the city of Rio de Janeiro, state of Rio de Janeiro; to

Unibanco – União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, city of São Paulo, State of São Paulo, at the offices of the Subcontracted Participants informed in the Notice to the Market published on November 3, 2003, or to CVM – Comissão de Valores Mobiliários, at Rua Sete de Setembro, No. 111, 5° andar, city of Rio de Janeiro, State of Rio de Janeiro and at Rua Formosa, No. 367, 20° andar, city of São Paulo, State of São Paulo.

Read the Prospectus before accepting the Offering

 **"This public Offering was prepared in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offerings of Securities registered with the 5th Registry of Deeds and Documents of the state of Rio de Janeiro under No. 497585, complying with the minimum information standards contained therein, and ANBID has no responsibility regarding such information, the quality of the Company, of the participant institutions and securities which are the object of the Offering."**

(signed)
Bernardo Szpigel
Chief Investor Relations Officer





Notice of Primary Public Offering of Common Shares
and Preferred Shares
and Secondary Offering of Preferred Shares issued by:



SUZANO

Companhia Suzano de Papel e Celulose
Publicly Held Authorized Capital Company
CNPJ No. 60.651.726/0001-16
Av. Brigadeiro Faria Lima, No. 1355 – 5.º / 10.º andares
São Paulo, SP – CEP 01452-919

Selling Shareholders
Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
Citicorp Mercantil Participações Investimentos S.A.
J.P. Morgan International Inc.
Suzano Holding S.A.
Coordinators

 

Announce the primary public offering of five million (5,000,000) common shares ("Common Shares") and ten million (10,000,000) preferred shares ("Preferred Shares Object of the Primary Offering"), issued by Companhia Suzano de Papel e Celulose ("Company"), within the limits of the authorized capital stock according to the Bylaws of the Company, and the secondary public offering of twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares issued by the Company and owned by shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Citicorp Mercantil Participações Investimentos S.A., J.P. Morgan International Inc. and Suzano Holding S.A. (jointly, "Selling Shareholders") ("Preferred Shares Object of the Secondary Offering", together with the Preferred Shares Object of the Primary Offering, the "Preferred Shares", and, when referred to jointly with the Common Shares, "Shares"), all of them registered shares without par value, at the price of ten reais (R$ 10,00) per Common Share and Preferred Share, totaling the amount of:

R$ 391.731.620,00

The capital increase and the public offering of Common Shares and Preferred Shares Object of the Primary Offering carried out on October 6, 2003 and November 3, 2003, respectively, and the setting of the issue price of Common Shares and Preferred Shares Object of the Primary Offering was approved at the Meeting of the Board of Directors of the Company held on November 20, 2003.

1.   The Offering
The Company is offering five million (5,000,000) Common Shares and ten million (10,000,000) Preferred Shares Object of the Primary Offering, and the Selling Shareholders are offering twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares Object of the Secondary Offering, all such Shares being on this date free and clear of any lien or encumbrance, through a primary public offering and a secondary public offering, in the

non-organized over-the-counter market, conducted simultaneously in Brazil ("Offering"). The Common Shares and Preferred Shares object of the Offering shall be placed in Brazil by financial institutions coordinated by Banco UBS S.A. ("Banco UBS") and by Unibanco – União de Bancos Brasileiros S.A. ("Unibanco" and, together with Banco UBS, "Coordinators"), in compliance with the procedures established in Instruction No. 13 issued by the Securities Exchange Commission ("CVM") on September 30, 1980 ("CVM Instruction No. 13/80") and CVM Instruction No. 88, of November 3, 1988 ("CVM Instruction No. 88/88"). Concurrent efforts shall be made to sell the Preferred Shares abroad, targeting foreign institutional investors ("Foreign Institutional Investors") qualified by and registered with CVM, under the terms of CVM Instruction No. 325, of January 27, 2000 and Resolution No. 2.689 of January 26, 2000, of the National Monetary Council, and according to the exemptions granted under Rule 144-A ("Rule 144A") and under Regulation S ("Regulation S") of the United States Securities Act of 1933, as amended ("Securities Act"), without needing, therefore, to request and obtain any registration for the offer and placement of the Preferred Shares abroad, not even with the Securities and Exchange Commission.

The total number of Shares object of the Offering may be added by an additional lot of five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Preferred Shares issued by the Company and owned by the Selling Shareholders ("Additional Shares"), for the exclusive purpose of supplying a possible excess of demand that may be verified in the course of the Offering period, with the consequent increase of the number of Preferred Shares to be offered in the secondary public offering. This increase shall be represented by an option for this purpose granted by the Selling Shareholders to the Banco UBS, as proposed in the Final Prospectus of the Primary Public Offering of Common Shares and Preferred Shares and of the Secondary Public Offering of Preferred Shares issued by the Company ("Prospectus"), which may be exercised within up to thirty (30) days as from the date of publication of this Notice ("Option of Additional Shares ").

UBS Securities LLC, Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. and Unibanco Securities, Inc. ("International Placement Agents ") were engaged to make efforts, exclusively abroad, to sell Preferred Shares to Foreign Institutional Investors, such endeavors to be made in the United States of America in compliance with the procedures of Rule 144A of the Securities Act, and in countries other than the United States of America, Canada or Brazil, according to the legislation in force in the country of domicile of each investor, and in compliance with the procedures established in Regulation S of the Securities Act, and under the terms of the Agency Agreement, entered into by and between the Company, Selling Shareholders and the International Placement Agents referred to. The Preferred Shares that are the object of the sales efforts by the International Placement Agents abroad, with Foreign Institutional Investors, shall necessarily be subscribed, acquired, paid and settled with the Coordinators.

Furthermore, it should be pointed out that the Banco UBS may trade Preferred Shares in the market, buying and selling Preferred Shares in order to perform stabilization activities. Each of these stabilization activities may have the effect of preventing or delaying a drop in the price of the Preferred Shares. Any activities for stabilization of the price of the Preferred Shares that may be carried out, shall be exclusively conducted by Banco UBS. Banco UBS and UBS Corretora de Câmbio e Valores Mobiliários S.A. ("Broker") undertake to make best efforts in carrying out exchange transactions aimed at stabilizing the price of the Preferred Shares, such transactions to be carried out through the São Paulo Stock Exchange ("BOVESPA"), with due compliance to the legal provisions applicable and to be ruled by the Private Services Agreement for Stabilization of the Price of the Preferred Shares, which was previously submitted to analysis and approval of CVM, and that may be carried out during a period of thirty (30) days as from the date of publication of this Notice.

2. Price

The price for subscription of the Common Shares and for subscription/acquisition of the Preferred Shares was fixed at ten reais (R$ 10,00). The issue price of the Common Shares and issue/sales price of the Preferred Shares was fixed after (i) submittal of the Reservation Requests (defined below), during the Reservation Period (defined below); and (ii) conclusion of the bookbuilding process, conducted by the Coordinators, according to the provisions of Article 170, Paragraph One, Subitem III, of Law 6404, of December 15, 1976 ("Corporate Law"), adopting as parameter the price of the Preferred Shares of the Company as quoted by the São Paulo Stock Exchange – BOVESPA (since its Common Shares do not have liquidity), on the date when the issue /acquisition price of the Shares was set, admitting premium or discount over the average weighted price of the Preferred Shares issued by the Company at BOVESPA on that date, based on market conditions. Under the terms of Article 170, Paragraph 7 of Corporate Law, the choice of the market value criterion for the shares of the Company for determining the price of Common Shares and Preferred Shares object of the Offering, adopting as base the price of the Preferred Shares of the Company quoted by BOVESPA is justified since this is a public offering, in which the bookbuilding process reflects the value whereby the investors submit their intention to buy being, thus, the most appropriate criterion for determining the fair price of the Shares to be issued by the Company. Considering that the Common Shares issued by the Company do not have sufficient liquidity and trading volume for their quotation to be considered for setting the price for subscription of the Common Shares, such price is the same as for subscription/acquisition of the Preferred Shares. The selling price of the Preferred Shares Object of the Secondary Distribution is equal to the price for subscription of the Preferred Shares Object of the Primary Offering.

The price of the Common Shares and Preferred Shares object of the Offering shall be paid in cash, in national currency. The period for subscription, acquisition and placement of the Common Shares and Preferred Shares is up to three (3) business days, as from the date of publication of this Notice ("Period of Placement"). The date for financial settlement of the Offering is the third business day after the date of publication of this Notice, that is, November 26, 2003 ("Date of Settlement").

If the Preferred Shares intended for the Offering are not totally placed within the Period of Placement, the Coordinators shall guarantee the subscription and acquisition of the existing balance of Preferred Shares intended for the Offering on the last day of the Period of Placement, as foreseen in the Prospectus, at the price established above, which shall also be the reselling price in case of exercise of the subscription guarantee and later public placement by the Coordinators, observing the maximum period of six (6) months as from the date of the Meeting of the Board of Directors that approved the issuance of the Common and Preferred Shares, according to Article 5 of CVM Instruction No. 13/80, in respect to the Common Shares and Preferred Shares object of the Primary Offering and three (3) months as from the granting of the registration by CVM, according to Article 22 of CVM Instruction No. 88/88, in respect to the Preferred Shares object of the Secondary Offering. The Coordinators shall carry out placement of the Common Shares under the regime of best placement efforts

3. Distribution Procedures

3.1. The issuance and public subscription of the Common Shares, and the subscription, acquisition and placement of the Preferred Shares shall be made in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13/80, as follows:

(i) the Coordinators shall place the Shares with shareholders of the Company, investors that are natural persons or legal entities not considered as Institutional Investors ("Non-Institutional Investors") and Investment Clubs registered with the São Paulo Stock Exchange – BOVESPA, according to the regulations currently in force ("Investment Clubs"), that have submitted Reservation Requests (as defined below) and Institutional Investors, observing the conditions described in the items below; and

(ii)   Suzano Holding, controlling shareholder of the Company and holder of approximately ninety-two (92% percent) of its Common Shares, submitted its Reservation Request (as defined below) with Banco UBS S.A. and filled out its respective subscription form, in order to subscribe all Common Shares that are the object of the Offering. The total number of Common Shares issued by the Company is currently directly or indirectly held by members of the Feffer family, mostly through Suzano Holding.

3.1.1.   Considered as Institutional Investors, for the purpose of this Offering are, investment funds, pension funds, third-party asset managers registered with CVM, entities authorized to operate by Banco Central do Brasil, [*Brazilian Central Bank*], mutual funds intended for investments in securities portfolios registered with CVM and/or BOVESPA, insurance companies, private pension and capitalization funds and other qualified investors as defined in article 99 of CVM Instruction No. 302, of May 5, 1999, and foreign institutional investors registered with CVM under the terms of CVM Instruction No. 325/2000 and Resolution CMN No. 2689/2000 ("Institutional Investors ").

3.2.   The Shareholders of the Company were granted a period of nine (9) business days, beginning on November 6, 2003 and ended on November 18, 2003, ("Reservation Period"), for placement of their Reservation Request by filling out a specific form ("Reservation Request"), for the subscription of Common Shares and the subscription/acquisition of Preferred Shares under the conditions described below. Likewise, the Non-Institutional Investors and the Investment Clubs made their Reservation Requests for the subscription/acquisition of Preferred Shares during the Reservation Period.

3.3.   The Reservation Requests were made against full deposit in cash for the amount of the investment in national currency on the date of reservation; the shareholders of the Company were able to make their Shares Reservation Request also against presentation of bank guarantee letter guaranteeing the amount of the investment.

3.3.1.   Each shareholder holding Preferred Shares issued by the Company was able to place its Reservation Request for the subscription of Shares up to the number of shares required for maintenance of its proportional interest in the capital stock, represented by shares of each type issued by the Company, according to the position verified after closing of trading at the São Paulo Exchange - BOVESPA on November 4, 2003, so that the Reservation Requests placed by the shareholders of the Company shall be accepted up to the referred number of shares, and there will be no apportionment among the shareholders. The provisions of subitems (ii) and (v) of item 3.4 below applies also to the shareholders of the Company that have placed Reservation Requests.

3.4.   The Preferred Shares that were not the object of subscription by Shareholders of the Company that submitted Reservation Requests during the Reservation Period shall be accorded priority for placement with Non-Institutional Investors and Investment Clubs that placed their Reservation Request, observing, however, that Reservation Requests placed by Non-Institutional Investors and by Investment Clubs shall only be accepted after full acceptance of Reservation Requests submitted by the Shareholders of the Company, under the following conditions:

(i)   the Non-Institutional Investors and Investment Clubs interested shall submitted reservations for the Preferred Shares, by filling out the Reservation Request, and made full cash deposit in national currency for the amount of the investment upon reservation, observing the minimum investment value of one thousand reais (R$1.000,00), a maximum investment value of three hundred thousand reais (R$300.000,00) per Non-Institutional Investor, and a maximum investment value of one million and five hundred thousand reais (R$ 1.500.000,00) per Investment Club;

(ii)   on the Date of Settlement, each Coordinator or each Subcontracted Participant, as the case may be, with which a Reservation Request has been submitted, shall deliver to each Non-Institutional Investor or to each Investment Club that has made a reservation with them, the amount of Preferred Shares corresponding to the equivalent between the amount deposited and the price for subscription/acquisition of each Preferred Share. If such equivalent results in a fraction of share, the difference between the amount deposited and the value of the full Preferred Share shall be returned to the Non-Institutional Investor or to Investment Club by the respective Coordinator or by the Subcontracted Participant, as the case may be, with whom the request was submitted, without interest or adjustment for inflation, deducting the value of the Temporary Tax on Financial Transactions

[Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira – CPMF] ("CPMF"), within five (5) business days of the Date of Settlement;

(iii)   if the total Reservation Requests for Preferred Shares submitted by Non-Institutional Investors or by Investment Clubs is equal to or less than the Preferred Shares object of the Offering that remain after acceptance of the Reservation Requests of the Shareholders of the Company, there will be no apportionment, with full acceptance of all reservations submitted by all Non-Institutional Investors and Investment Clubs; any remnant shares of those offered to Non-Institutional Investors and Investment Clubs shall be destined to the Institutional Investors, under the terms described below;

(iv)   if the total Reservation Request for Preferred Shares submitted by Non-Institutional Investors and by Investment Clubs is in excess of the total Preferred Shares object of the Offering that remained after acceptance of the Reservation Request of the SHAREHOLDERS of the Company, an apportionment shall be made of these Preferred Shares among all the Non-Institutional Investors and all Investment Clubs that submitted Reservation Requests, and the non-utilized balance of the deposits made, after deducting the CPMF tax, shall be returned to the Non-Institutional Investors or Investment Clubs, without interest or adjustment for inflation, within three (3) business days of the date of the Settlement; and

(v)   in the event that the Offering is not concluded, or in case of termination of the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts for Placement of Common Shares issued by Companhia Suzano de Papel e Celulose, the Reservation Requests shall be automatically canceled and the Coordinators or Subcontracted Participants, as the case may be, shall return to the Non-Institutional Investors and Investment Clubs that placed reservations with them, the amount deposited, without interest or adjustment for inflation, within five (5) business days of the date of the automatic cancellation of the Reservation Requests.

3.5.   Each Shareholder and/or Institutional Investor and/or Investment Club was allowed to submit a Reservation Request with only one of the Coordinators or of the Subcontracted Participants.

3.6.   The Coordinators and Subcontracted Participants only accepted Reservation Requests made by Non-Institutional Investors and Investment Clubs holders of bank account or investment account open or maintained by the respective Non-Institutional Investor, observing the limits of investment established in item 3.4 (i) above.

3.7.   The remnant of Preferred Shares not destined to Shareholders of the Company, Non-Institutional Investors and Investment Clubs that have placed Reservation Requests during the Reservation Period, shall be destined for public offer to the Institutional Investors that are clients of the institutions participant in the Offering; advance reservations for such Institutional Investors were not allowed and there was no stipulation of minimum or maximum values for investment.

3.8.   If the number of Preferred Shares object of the orders received from Institutional Investors during the bookbuilding process exceeds the total Preferred Shares that are remaining after acceptance of the Reservation Requests submitted by the shareholders, Non-Institutional Investors and Investment Clubs, priority shall be accorded to the orders of the Institutional Investors which, as deemed by the Coordinators, the Company and Selling Shareholders, are more compliant with the objective of this Offering, that is, to create a diversified base of shareholders formed by Institutional Investors with different criteria of evaluation regarding the long-term prospects of the Company, its segment of operation and the Brazilian and international macro-economic scenario.

3.9.   The Institutional Investors may subscribe and/or acquire the Preferred Shares through cash payment, in national currency, at the time of subscription and/or acquisition.

3.10. The placement of Common Shares and Preferred Shares object of the Primary Distribution shall only be made within the maximum period of six (6) months after the date of the Meeting of the Board of Directors that resolved upon the issuance of Shares, as per Article 5, subitem II, "b" of the CVM Instruction No. 13/80, and the placement of the Preferred Shares object of the Secondary Offering shall only be made within the maximum period of three (3) months, as from the granting of the registration of the secondary public offering by CVM, according to Article 22 of CVM Instruction No. 88/88.

3.11. The Coordinators have given the Company firm guarantee of subscription, acquisition and placement of the total Preferred Shares object of the Offering. Suzano Holding S.A., controlling shareholder of the Company, offered firm guarantee of subscription of the total Common Shares object of the Offering.

3.12. Following is the number of Preferred Shares object of individual, firm and several guarantee given by the Coordinators:

Coordinators	*Number of Preferred Shares*
• Banco UBS S.A.	20,503,897 Preferred Shares
• Unibanco – União de Bancos Brasileiros S.A.	13,669,265 Preferred Shares

Following is a list of the Coordinators, Subcontracted Coordinators and Participants that will be in charge of placing the Preferred Shares object of this Offering:

Coordinators
- Banco UBS S.A.
- Unibanco – União de Bancos Brasileiros S.A.

Subcontracted Coordinators
- Banco de Investimentos Credit Suisse First Boston S.A.
- Banco Pactual S.A.
- Banco Santander Brasil S.A.

Premium Participants
- Magliano S.A. CCVM
- SLW CVC Ltda.
- Planner Corretora de Valores S.A.
- Intra S.A. CCV
- Banco Itaú BBA S.A.
- Corretora Geral de Valores
- Petra Personal Trader CTVM

Silver Participant
- Ágora Senior CTVM S.A.

Participant
- Coinvalores CCVM

OtherParticipants
- Spinelli CTVM
- Corretora Souza Barros Câmbio e Títulos S.A.
- Bradesco CTVM
- Corretora Sudameris CCVM
- Fator Doria Atherino S.A. CV
- Geração Futuro Corretora de Valores Ltda.
- Banif Primus CVC S.A.
- Finabank CCTVM Ltda.

4. Main Rights and Characteristics of Common and Preferred Shares

Common Shares assure to their holders voting rights in the General Meetings of the Company, they are entitled to receive full dividends for the fiscal year closed on December 31, 2003, and shall be entitled also, as from their issuance date, to all other benefits conferred to the other holders of Common Shares issued by the Company, in accordance with Corporate Law and the Bylaws of the Company.

The existing Preferred Shares and those to be issued do not have voting rights and assure to their holders the following rights, advantages and priorities:

(i)   priority in capital reimbursement in case of liquidation of the Company;

(ii) the right the receive dividend, per share, ten percent (10%) higher than the dividend assigned to the common Shares of the Company;

(iii) the right to participate, observing the provisions of item "ii" above, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law;

(iv) participation, under equal conditions with the Common Shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares; and

(v)   full dividends for the fiscal year closed on December 31, 2003, being entitled also as from their issuance and/or selling date, to all other benefits conferred to the holders of Preferred Shares issued by the Company, in accordance with Corporate Law and the Bylaws of the Company.

5.   Information about the Company

The corporate object of the company is (i) the manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest essences, including recycling thereof, as well as products related to the printing industry (ii) the formation and exploitation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in silviculture and forest management; (iii) service rendering, importation, exportation and the exploitation of goods related to the company's corporate object; (iv) transportation on its own behalf and on behalf of third parties; and (v) the participation as a partner or as shareholder of any other company.

6.   Depository Financial Institution of the Common and Preferred Shares

The depository financial institution of the Common and Preferred Shares is Banco Itaú S.A., with address at Rua Boa Vista, No. 167, in the city of São Paulo, State of São Paulo.

7.   Custodian Financial Institution of the Shares in the Offering

The financial institution that is the custodian of the Shares in the Offering is CBLC-Companhia Brasileira de Liquidação e Custódia [*Brazilian Clearing House for Custody and Settlement of Securities*] located at Rua XV de Novembro, No. 275, in the city of São Paulo, State of São Paulo.

8.   Other Information

These public primary and secondary offerings were previously submitted to CVM and were registered under the following numbers: Primary Offering: CVM/SRE/REM/2003/002, on November 21, 2003 and Secondary Offering: CVM/SRE/SEC/2003/006, on November 21, 2003.

"The registration of this offering with *CVM – Comissão de Valores Mobiliários* is made for the sole purpose of guaranteeing access to the information rendered, and does not imply any guarantee on the part of CVM, as to the accuracy of such information, or judgment as to the quality of the issuer Company or as to the shares to be offered."

For the purposes of Article 9 of CVM Instruction No. 13/80 and provisions of Article 9 of CVM Instruction No. 88/88, Bank UBS is the Leading Coordinator of this Offering.

For further clarification regarding the primary and secondary public offerings referred to, as well as to obtain a copy of the Prospectus, the interested parties should address themselves to Banco UBS S.A., at Av. Pres. Juscelino Kubitschek, No. 50, 6º andar, São Paulo, state of São Paulo and Praia de Botafogo, No. 228, 16º andar, Ala B, in the city of Rio de Janeiro, state of Rio de Janeiro; to

Unibanco – União de Bancos Brasileiros S.A., at Av. Eusébio Matoso, No. 891, city of São Paulo, State of São Paulo, at the offices of the Subcontracted Participants informed in the Notice to the Market published on November 3, 2003, or to CVM – Comissão de Valores Mobiliários, at Rua Sete de Setembro, No. 111, 5° andar, city of Rio de Janeiro, State of Rio de Janeiro and at Rua Formosa, No. 367, 20° andar, city of São Paulo, State of São Paulo.

Read the Prospectus before accepting the Offering

 **"This public Offering was prepared in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offerings of Securities registered with the 5th Registry of Deeds and Documents of the state of Rio de Janeiro under No. 497585, complying with the minimum information standards contained therein, and ANBID has no responsibility regarding such information, the quality of the Company, of the participant institutions and securities which are the object of the Offering."**

(signed)
Bernardo Szpigel
Chief Investor Relations Officer

03 DEC 10 AM 7:21

COMPANHIA SUZANO DE PAPEL E CELULOSE

Publicly Held Company

Taxpayer Identification Nº. 60.651.726/0001-16

NIRE Nº. 35.300.015.398

**MINUTES OF MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 20, 2003**

Date, Time and Venue: November 20, 2003, at 5:00 p.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9º andar, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman

Fábio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i) setting the issue price of the shares object of the increase of the capital stock approved in the Meeting of the Board of Directors held on November 3, 2003 ("Shares") and respective justification;

(ii) form of subscription and payment of the Shares;

(iii) procedure to be adopted for the primary public offering, as well as the treatment to be given to the subscribers of the Shares object of the public primary offering; and

(iv) authorization to the Board of Officers for the practice of all actions required for the execution of the public primary offering of Shares.

Resolutions unanimously approved:

(i) **Issue Price-** The issue price of the shares was set at ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share. **Justification**: The issue price of the common shares and preferred shares was set after the "road show" of the Company, and after conclusion of the bookbuilding process conducted by the financial institutions that are coordinating the public primary offering according to the provisions of Article 170, Paragraph One, Subitem III, of Law N°. 6404 dated December 15, 1976 (Corporate Law), and adopting as parameter the price of the Preferred Shares issued by the Company, as quoted by the São Paulo Stock Exchange – BOVESPA, admitting premium or discount over the average weighted price of the preferred shares quoted by BOVESPA, based on market conditions.

The interest of the institutional investors for the subscription and acquisition of the preferred shares issued by the Company was considered for definition of the shares issue price. Under the terms of Article 170, Paragraph 7 of the Corporate Law, the choice of the market value criterion for the shares of the Company, which was used for determining the price of common shares and preferred shares to be issued, adopting as base the price quoted for the preferred shares of the Company is duly justified, considering that this is a public primary offering in which the bookbuilding process reflects the value whereby the investors submit their intention to buy so that it is the most appropriate criterion for determining the fair price of the Shares to be issued by the Company. Furthermore, since the common shares issued by the Company do not have liquidity or volume of trade



in the Stock Exchange for their quotation to be considered for setting the price for subscription of the common shares, such price was set as the same as for subscription of the preferred shares to be issued by the Company under the terms approved hereby.

(ii) **Form of subscription and payment** – Approved that shares shall be paid in cash upon subscription, in national currency.

(iii) **Manner of Placement** – Ratified the resolution approved in the Meeting of the Board of Directors held on November 3, 2003, whereby the placement of the shares object of the public primary offering shall be made in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13 dated September 30, 1980, and the shareholders of the Company, non-institutional investors and investment clubs were granted nine (9) business days, from November 6, 2003 to November 18, 2003, inclusive, as per Notice to Market published on November 3, 2003, for placement of their Reservation Request for subscription of the Shares, under the conditions described in the Notice to the Market. The remnant of preferred shares issued by the Company that are not the object of reservation requests for subscription during the Reservation Period shall be destined for public offer to the Institutional Investors, by the financial institutions that are coordinating the public offering of the Shares.

(iv) Authorized the Board of Officers to practice all other actions required to conduct the public offering of Shares, as well as to sign all the documents required for this including, without limitation (i) the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts

for Placement of Common Shares issued by the Company, (ii) the Service Agreement to be executed with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities), (iii) Private Agreement for Rendering Preferred Shares Price Stabilization Services, and (iv) the Agency Agreement.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors. São Paulo, November 20, 2003. signed) David Feffer – Chairman of the Meeting. Fábio Eduardo de Pieri Spina - Secretary. Members of the Board of Directors: David Feffer – Chairman. Daniel Feffer – Deputy Chairman. Boris Tabacof - Deputy Chairman. Augusto Esteves de Lima Junior. Jorge Feffer. Cláudio Thomaz Lobo Sonder. Antonio Carlos de Vasconcelos Valença. Antonio de Souza Corrêa Meyer. Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina

Secretary

RCA – Pricing 201103-jc

03 DEC 10 AM 7:21

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
Taxpayer Identification Nº. 60.651.726/0001-16

NIRE Nº. 35.300.015.398

MINUTES OF MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 20, 2003

Date, Time and Venue: November 20, 2003, at 5:00 p.m., in the Company's headquarters at Avenida Brigadeiro Faria Lima, 1355, 9º andar, in the city of São Paulo, State of São Paulo.

Attendance: all the members of the Board of Directors.

Presiding Board: David Feffer - Chairman

                      Fábio Eduardo de Pieri Spina - Secretary.

Agenda: To resolve upon:

(i)   setting the issue price of the shares object of the increase of the capital stock approved in the Meeting of the Board of Directors held on November 3, 2003 ("Shares") and respective justification;

(ii)   form of subscription and payment of the Shares;

(iii)   procedure to be adopted for the primary public offering, as well as the treatment to be given to the subscribers of the Shares object of the public primary offering; and



(iv)   authorization to the Board of Officers for the practice of all actions required for the execution of the public primary offering of Shares.

Resolutions unanimously approved:

(i)   **Issue Price**- The issue price of the shares was set at ten reais (R$ 10,00) per common share, and ten reais (R$ 10,00) per preferred share. **Justification**: The issue price of the common shares and preferred shares was set after the "road show" of the Company, and after conclusion of the bookbuilding process conducted by the financial institutions that are coordinating the public primary offering according to the provisions of Article 170, Paragraph One, Subitem III, of Law N°. 6404 dated December 15, 1976 (Corporate Law), and adopting as parameter the price of the Preferred Shares issued by the Company, as quoted by the São Paulo Stock Exchange – BOVESPA, admitting premium or discount over the average weighted price of the preferred shares quoted by BOVESPA, based on market conditions.

The interest of the institutional investors for the subscription and acquisition of the preferred shares issued by the Company was considered for definition of the shares issue price. Under the terms of Article 170, Paragraph 7 of the Corporate Law, the choice of the market value criterion for the shares of the Company, which was used for determining the price of common shares and preferred shares to be issued, adopting as base the price quoted for the preferred shares of the Company is duly justified, considering that this is a public primary offering in which the bookbuilding process reflects the value whereby the investors submit their intention to buy so that it is the most appropriate criterion for determining the fair price of the Shares to be issued by the Company. Furthermore, since the common shares issued by the Company do not have liquidity or volume of trade

in the Stock Exchange for their quotation to be considered for setting the price for subscription of the common shares, such price was set as the same as for subscription of the preferred shares to be issued by the Company under the terms approved hereby.

(ii)   **Form of subscription and payment** – Approved that shares shall be paid in cash upon subscription, in national currency.

(iii)   **Manner of Placement** – Ratified the resolution approved in the Meeting of the Board of Directors held on November 3, 2003, whereby the placement of the shares object of the public primary offering shall be made in the non-organized over-the-counter market, under differentiated procedures regime as foreseen in article 33 of CVM Instruction No. 13 dated September 30, 1980, and the shareholders of the Company, non-institutional investors and investment clubs were granted nine (9) business days, from November 6, 2003 to November 18, 2003, inclusive, as per Notice to Market published on November 3, 2003, for placement of their Reservation Request for subscription of the Shares, under the conditions described in the Notice to the Market. The remnant of preferred shares issued by the Company that are not the object of reservation requests for subscription during the Reservation Period shall be destined for public offer to the Institutional Investors, by the financial institutions that are coordinating the public offering of the Shares.

(iv)   Authorized the Board of Officers to practice all other actions required to conduct the public offering of Shares, as well as to sign all the documents required for this including, without limitation (i) the Agreement for Coordination, Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares, and Best Efforts

for Placement of Common Shares issued by the Company, (ii) the Service Agreement to be executed with CBLC-Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing House for Custody and Settlement of Securities), (iii) Private Agreement for Rendering Preferred Shares Price Stabilization Services, and (iv) the Agency Agreement.

Closing: There being no further matter for discussion, these minutes were drawn, and having been approved were signed by all the members of the Board of Directors. São Paulo, November 20, 2003. signed) David Feffer – Chairman of the Meeting. Fábio Eduardo de Pieri Spina - Secretary. Members of the Board of Directors: David Feffer – Chairman. Daniel Feffer – Deputy Chairman. Boris Tabacof - Deputy Chairman. Augusto Esteves de Lima Junior. Jorge Feffer. Cláudio Thomaz Lobo Sonder. Antonio Carlos de Vasconcelos Valença. Antonio de Souza Corrêa Meyer. Oscar de Paula Bernardes Neto.

This is a true copy of the original document drawn in the Book of Meetings.

Fabio Eduardo de Pieri Spina

Secretary

RCA – Pricing 201103-jc

03 DEC 10 AM 7:21

Companhia Suzano de Papel e Celulose

Interim financial information
Nine-month period ended
September 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))



Companhia Suzano de Papel e Celulose

Interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

Contents

Management report

World Pulp Market

NORSCAN pulp inventories for September 2003 were at 1.68 million tons, which corresponded to 27 production days and represented a decline of 150,000 tons compared to August 2003 NORSCAN inventory levels. This reduction is greater than the historical average seasonal decline of 110,000 tons and reflects higher shipment and lower capacity utilization, which ended this quarter at 88%. During the third quarter of 2003, prices were initially lower and rebounded in September, as monthly NORSCAN inventory levels were consistently better than historical average seasonal figures. In North America, US$20 higher eucalyptus pulp prices for October 2003 have already been announced.

Production and cash-cost

The Company produced 307.4 thousand tons of market pulp and 582.9 thousand tons of paper during the first nine months of 2003, compared to 311.3 thousand tons of market pulp and 568.4 thousand tons of paper produced during the same period in 2002. During the third quarter of 2003, the Company produced 106.4 thousand tons of market pulp and 200.6 thousand tons of paper, compared to 96.8 thousand tons of market pulp and 189.7 thousand tons of paper produced during the same quarter in 2002. Market pulp production cash-cost (unit production cost minus depreciation and amortization) was US$ 157/ton during the third quarter of 2003 and US$ 143/ton during the first nine months of 2003, due to the appreciation of the Real.

Net sales and sales volume

The reduction in average export prices during 3Q03, when presented in Reais, was caused mainly by the appreciation of the average exchange rate, which was R$ 2.93 in 3Q03, as compared to R$ 3.12 in 3Q02. In the Brazilian market, prices were higher as a result of the price recovery that began in the second half of 2002. Lower volumes in the domestic market are primarily attributable to the decline in domestic demand due to the slowdown in economic activity and the postponement of orders, which are usually placed during the third quarter, for printing and writing paper used to produce educational publications. Given its diversified product line and global customer base, the Company redirected sales to the export market.

Net sales were R$ 593.1 million during 3Q03, representing a 6.3% increase when compared to net sales of R$ 558.1 million during 3Q02. This increase is due to a 5.0% increase in average prices in Reais and to 1.2% higher sales volume. This quarter, exports represented 53.8% of the Company's net sales, as compared to 48.1% in 3Q02. In sales volume terms, exports accounted for 61.5% of total sales volume in 3Q03, as compared to 50.6% in 3Q02.

Net sales from exports increased by 18.7% and were R$ 318.8 million this quarter, as compared to R$ 268.7 million during 3Q02. This increase was the result of a 23.1% increase in export volume and of 3.6% lower average prices in Reais.

During 3Q03, Brazilian market sales were R$ 274.3 million, representing a 5.2% decrease when compared to R$ 289.4 million registered during 3Q02. This decrease reflects a 21.2% reduction in sales volume, partially offset by 20.2% higher average prices, when compared to 3Q02 prices.

Net sales were R$ 1,826.7 million during the first nine months of 2003 (9m03), representing a 21.5% increase in comparison to the net sales of R$ 1,503.2 million registered during the same period in 2002 (9m02). This increase was a result of 27.1% higher average prices, which more than offset the 4.4% decrease in sales volume. Exports represented 49.6% of the Company's net sales in 9m03 compared to 47.8% in 9m02. In terms of sales volume, exports accounted for 58.1% of the Company's total sales volume in 9m03 compared to 54.5% in 9m02.

Pulp net sales

In 3Q03, pulp net sales were 24.4% of total net sales, as compared to 22.8% in 3Q02.

Pulp net sales increased 14.1% to R$ 145.0 million in 3Q03, from R$ 127.1 million registered in 3Q02. This is due to a 23.1% increase in sales volume, which was partially offset by a 7.3% reduction in average prices. The reduction in average prices is primarily a consequence of the decrease in average international prices of pulp in 3Q03 and the appreciation of the real, partially offset by higher prices in the domestic market.

Paper net sales

In 3Q03, paper net sales were 75.6% of total net sales, as compared to 77.2% in 3Q02.

Paper net sales increased by 4.0% to R$ 448.1 million in 3Q03, from R$ 431.0 million in 3Q02. This was due to a 13.6% increase in average prices, despite a 8.4% decrease in sales volume. Higher average prices, when presented in Reais, reflect mainly the price recovery in the domestic market and a larger share of higher value-added products in the Company's sales mix. Sales volume was lower, primarily as a consequence of the lower economic activity during the period and of the postponement of orders for printing and writing paper to produce educational publications, that traditionally are placed during the third quarter.

Cost of goods sold

In 3Q03, unit cost of goods sold combined for both pulp and paper increased by 17.4% and reached R$ 1,156.8/ton, as compared to R$ 985.4/ton in 3Q02. This is primarily explained by higher labor and energy costs, and higher exports, which lead to higher logistics costs.

Gross profit

In 3Q03, gross profit was R$ 254.2 million, 6.9% lower than the R$ 272.9 million registered in 3Q02. As a result, gross margin declined to 42.9% in 3Q03 from 48.9% in 3Q02. The reduction in margin was influenced mainly by the lower domestic paper sales volume, where prices were higher and by the increase in unit costs of sales, as explained above.

Gross profits in 9m03 were R$ 869.0 million, as compared with R$ 664.4 million in 9m02. Despite the reduction in the quarterly gross margin, during the nine-month period there was an improvement in margins from 44.2% in 9m02 to 47.6% in 9m03.

Selling expenses

Selling expenses increased by 14.9% to R$ 35.0 million in 3Q03, when compared to R$ 30.4 million in 3Q02, mainly due to higher distribution expenses related with higher export volume.

General & Administrative (G&A) Expenses

In 3Q03, G&A expenses decreased 13.3% to R$ 38.1 million, from R$43.9 million in 3Q02. This reflects primarily the benefits of the Company's on-going cost reduction program.

EBITDA

In 3Q03, EBITDA decreased 0.1% to R$ 246.0 million, from R$ 246.3 million in 3Q02. Ebitda/Net Sales margin was 41.5% in 3Q03, compared to 44.1% in 3Q02, a 2.6 percentage points decrease mainly influenced by the reduction in gross margin, as explained above.



In 9m03, EBITDA increased 31.7% to R$771.6 million, from R$585.8 million in 9m02. Ebitda/Net Sales margin was 42.2% in 9m03, compared to 39.0% in 9m02, mainly influenced by the increase in average prices both in the export and the domestic markets.

Net financial expenses and exchange/Monetary variation

Net financial expenses were R$ 41.1 million in 3Q03, as compared to R$ 56.1 million in 3Q02, mainly due the effect of the Real appreciation on Company's US$-denominated interest expenses.

Given the fluctuation of the Real during the period, net exchange variation expenses in 3Q03 were R$ 34.3 million, when the exchange rate went from R$ 2.872 on June 30, 2003 to R$ 2.923 on September 30, 2003, as compared to R$ 505.6 million in 3Q02, when the exchange rate went from R$ 2.844 on June 30, 2002 to R$ 3.895 on September 30, 2003.

Income Tax and Social Contribution

Income tax and social contribution expenses were R$ 37.3 million in 3Q03, as compared to a tax credit of R$ 244.6 million in 3Q02. This is related to the increase in taxable income, mainly attributable to the volatility of the Real, as explained above.

Net profit

As a result of the foregoing, net profit in 3Q03 was R$ 80.4 million (R$ 0.3108 per share), as compared to a net loss of R$ 126.4 million (R$ 0.4889 per share) in 3Q02.

In 9m03, net profit was R$ 487.6 million (R$ 1.8860 per Share), as compared to a loss of R$ 153.8 million (R$ 0.5947 per share) in 9m02.

Cash and indebtedness

At the end of the third quarter, net debt totaled R$ 1,719.2 million or US$588.1 million, At June 30, 2003, net debt was R$ 1,633.9 million or US$568.9 million. The increase in net debt is mainly explained by the increase in the Company's capital expenditures, as explained below, and the effect of the devaluation of the Real on the net US$-denominated assets and liabilities, and the investments in working capital. The "Net debt/Annualized Nine-month Ebitda" ratio was 1.67x at September 30, 2003.

Given the effect of the Company's hedging transactions on its currency exposure, 77.8% of the gross indebtedness was in foreign currency and 22.2% was in Reais. Of the Company's total cash, 32.4% was invested in R$-denominated securities and 67.6% was invested in US$-linked securities.

Capital expenditures

During 9m03, capital expenditures were R$ 362.5 million, 30.2% higher than the Company's capital expenditures of R$ 278.5 million in 9m02. In 3Q03, capital expenditures were R$ 145.8 million, and consisted of, among other things, investments in the following projects: (i) R$ 73.5 million in the modernization and optimization program at the integrated pulp and paper plant in São Paulo (P&Q projects), (ii) R$ 12.4 million in the optimization project for the Company's production facilities in Bahia, and (iii) R$ 12.5 million in forest formation for the future expansion of the Company's production facilities in Bahia.



KPMG Auditores Independentes

Mail address	Office address	Central tel 55 (11) 3067.3000
Caixa Postal 2467	R. Dr. Renato Paes de Barros, 33	Fax National (11) 3079.3752
01060-970 São Paulo SP	04530-904 São Paulo SP	International 55 (11) 3079.2916
Brasil	Brasil	

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for them to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 20, 2003 (November 18, 2003 for the notes 4, 9, 11 and 13 reviewed to include additional information)

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

7

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	September 30, 2003	June 30, 2003
Current assets	523,288	686,416
Cash and cash equivalents	2,815	41,829
Interest earning bank deposits	62,464	206,776
Trade accounts receivable	181,614	194,933
Inventories	213,876	196,546
Dividends receivable	-	22
Other accounts receivable	9,112	7,478
Recoverable taxes	13,895	9,569
Deferred income and social contribution taxes	29,130	25,425
Prepaid expenses	10,382	3,838
Noncurrent assets	136,823	127,432
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	70,115	73,369
Judicial deposits	8,932	8,811
Other accounts receivable	3,843	2,877
Related parties	34,217	25,711
Permanent assets	3,335,866	3,201,314
Investments	2,373,459	2,318,573
Property, plant and equipment	952,469	872,334
Deferred charges	9,938	10,407
Total assets	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	September 30, 2003	June 30, 2003
Current liabilities	710,136	811,419
Loans and financing	542,244	609,585
Trade accounts payable	80,598	73,291
Taxes payable other than on income	8,420	8,298
Income and social contribution taxes	11,436	44,463
Dividends payable	176	176
Related parties	8,414	29,586
Accrued salaries and payroll taxes	34,535	28,260
Other accounts payable	24,313	17,760
Noncurrent liabilities	989,991	985,301
Loans and financing	880,067	865,610
Provision for contingencies	78,454	87,276
Related parties	3,046	3,036
Deferred income and social contribution taxes	28,424	29,379
Shareholders' equity	2,295,850	2,218,442
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	618,553	618,553
Accumulated profit	476,684	397,422
Total liabilities and shareholders' equity	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	335,455	334,862	1,028,225	854,272
Cost of goods sold	(215,901)	(174,243)	(609,611)	(485,526)
Gross profit	119,554	160,619	418,614	368,746
Selling expenses	(32,828)	(33,645)	(94,097)	(77,368)
General and administrative expenses	(22,417)	(26,503)	(95,830)	(79,876)
Financial income	10,301	32,391	1,651	50,768
Financial expenses	(62,213)	(654,610)	63,866	(1,015,962)
Other operating income	14,252	4,039	15,370	6,740
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	64,664	256,178	272,524	428,557
Operating profit (loss)	80,891	(269,421)	550,832	(339,533)
Nonoperating income (expenses)	2,715	(24,195)	20,609	(63,995)
Profit (loss) before income and social contribution taxes	83,606	(293,616)	571,441	(403,528)
Income and social contribution taxes	(6,198)	172,384	(100,341)	255,227
Net profit (loss) for the period	77,408	(121,232)	471,100	(148,301)
Number of shares (thousands)	258,517	254,551	258,517	254,551
Net profit (loss) per share	0.29943	(0.47626)	1.82232	(0.58260)

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1   Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2   Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. **Income statement -** Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency -** Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date;

c. **Financial instruments -** Financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently restated according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

d. **Interest earning bank deposits** - Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts** - Recorded at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories** - Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments** - Investments in subsidiaries were valued using the equity method, and the others were recorded at cost less a provision for loss (when applicable);

h. **Property, plant and equipment** - Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the depreciation rate mentioned in Note 11. The reforestation is composed of the costs of acquisition, formation and conservation and depletion is calculated based on the harvests and the average cost of the forests;

i. **Deferred charges** - Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated interim financial information, goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations** - Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions** - Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

l. **Income and social contribution taxes** - Income and social contribution taxes on the profit for the period comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date, which are as follows:

- Income tax - Computed at the rate of 25% (15% on taxable income, plus an additional of 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax loss carry forward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002; and

m. **Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows for the Parent Company, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial position for the Parent Company and Consolidated, both prepared as additional information.

Certain information for the periods ended June 30, 2003 and September 30, 2002 were reclassified in order to conform with current interim financial information presentation.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

3   Consolidated interim financial information

The consolidated interim financial information includes the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	September 30, 2003	June 30, 2003	September 30, 2002
Bahia Sul Celulose S.A.	**93.92%**	**93.92%**	**93.88%**
Bahia Sul América Inc.	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%
Suzanopar Investimentos Ltd.	**100%**	**100%**	**100%**
Suzanopar International S.A.	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	**100%**	**100%**	**100%**
Nemo International	**100%**	**100%**	**100%**
Sun Paper and Board Limited	100%	100%	100%
Nemotrade Corporation	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	**100%**	**100%**	**100%**

Description of main consolidation procedures

a.   Elimination of intercompany asset and liability account balances;
b.   Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c.   Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d.   Identification of minority interests in the consolidated financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period			
	Three-month period ended September 30, 2003	Nine-month period ended September 30, 2003	Three-month period ended September 30, 2002	Nine-month period ended September 30, 2002
Consolidated	80,351	487,578	(126,384)	(153,751)
Elimination of unrealized (loss) income by the parent company in transactions with subsidiaries, net of income and social contribution taxes	(2,943)	(16,478)	5,152	5,450
Parent company	77,408	471,100	(121,232)	(148,301)

	Shareholders' equity	
	September 30, 2003	June 30, 2003
Consolidated	2,242,537	2,162,186
Elimination of unrealized income by the parent company in transactions with subsidiaries, net of income and social contribution tax	53,313	56,256
Parent company	2,295,850	2,218,442

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

4 Interest earning bank deposits

The interest earning bank deposits refer substantially to bank deposit certificates, remunerated at rates that vary from 99% to 102% of the Brazilian Interbank Deposit Certificate (CDI) rate, certificates of bank deposits with swap for US dollars, at an average rate of 3.54% per annum plus exchange variations of the US dollar, and financial investments abroad, remunerated at an average rate of 2.10% per annum plus exchange variation of the US dollar.

5 Trade accounts receivable

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Domestic customers	190,265	202,930	269,542	259,777
Foreign customers	162,582	119,575	321,043	280,149
Export bills discounted	(156,734)	(114,805)	(157,039)	(117,589)
Allowance for doubtful accounts	(14,499)	(12,767)	(22,554)	(19,834)
	181,614	194,933	410,992	402,503

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

6 Inventories

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Finished goods	116,985	100,779	217,033	188,791
Work-in-process	10,001	14,438	12,046	16,385
Raw materials	30,749	29,790	50,150	48,243
Maintenance and other materials	56,141	51,539	100,090	96,461
	213,876	196,546	379,319	349,880

7 Credit from disposal of investments - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivados Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Sonae acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the subsidiary Bahia Sul Celulose S.A. performed a capital reduction of its wholly-owned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

8 Recoverable taxes

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Recoverable social contribution tax	2,959	-	2,959	-
Withheld income tax on interest earning bank deposits	339	332	5,675	3,716
Value-Added tax on acquisition of property, plant and equipment	29,287	24,481	32,893	27,422
Other taxes and contributions	1,026	1,420	1,026	2,648
	33,611	26,233	42,553	33,786

9 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		Consolidated	
Assets	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax losses carry forward	23,873	26,503	125,767	149,419
Negative basis of social contribution	12,239	12,908	46,029	48,502
Temporary differences	63,133	59,383	109,297	108,368
- Provisions	43,011	41,866	89,175	90,851
- Goodwill amortization	20,122	17,517	20,122	17,517
	99,245	98,794	281,093	306,289

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated	
Liabilities	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Accelerated depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	17,368	18,323	17,368	18,323
Negative goodwill	236	236	236	236
	28,424	29,379	28,424	29,379

The Company presented, as of September 30, 2003, tax losses carry forward of R$ 94,257 (R$ 529,964 in the consolidated) and negative basis of social contribution of R$ 134,756 (R$ 525,085 in the consolidated).

The credits resulting from balances of tax loss carry forwards and negative basis of social contribution, in the consolidated, were offset by an allowance in the amount of R$ 10,907 for both of the two taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

In accordance with CVM Instruction 371, of June 27, 2002, the Company recognized tax credits on income tax loss carry-forwards and the negative basis of social contribution, based on its expectation of generating future taxable profits, supported by a technical valuation approved by management.

Based on this study of projections for taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years, for the Parent Company and in the next 9 years at the consolidated level. In these projections, at the consolidated level, the incentive for reduction of income tax by 75%, by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Below we present a summary with the expectation for utilization of the above described tax credits:

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
2003	5,900	8,900	16,468	31,353
2004	24,500	24,400	72,707	76,989
2005	29,500	29,500	54,684	52,127
2006	35,300	17,700	51,100	32,811
2007	4,045	18,294	13,518	27,187
2008 to 2010	-	-	28,098	27,923
2011 and 2012	-	-	44,518	57,899
	99,245	98,794	281,093	306,289

Income Tax - Reduction of 75% ADENE

The Subsidiary Bahia Sul Celulose was granted a tax rate reduction of 75% up to 2011 for pulp and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, and after net income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the net income for the year, in order to comply with legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount, for the nine-month period ended on September 30, 2003, is R$ 58,254.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes on profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 4,198 in the Parent Company, and R$ 20,441 in the consolidated balance sheet. These amounts are presented as current liabilities at September 30, 2003.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

10 Investments

Parent Company	Percentage held	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Subsidiaries					
Bahia Sul Celulose S.A.	93.92%	1,818,063	1,755,904	290,913	12,471
Suzanopar Investimentos Ltd.	100.00%	173,389	170,311	(15,468)	406,330
Nemo International	100.00%	17,173	15,966	(134)	7,645
Comercial e Agrícola Paineiras Ltda.	100.00%	8,804	10,505	(2,349)	2,111
		2,017,429	1,952,686	272,962	428,557
Associated Company					
Pakprint S.A.	10.00%	637	680	(438)	-
Other investments					
Other investments		23,453	22,845	-	-
Unamortized goodwill **(1)**		412,429	412,429	-	-
Goodwill amortization		(80,489)	(70,067)	-	-
		355,393	365,207	-	-
		2,373,459	2,318,573	272,524	428,557

Consolidated	Investments September 30, 2003	June 30, 2003	Equity interest September 30, 2003	September 30, 2002
Other investments	39,865	34,793	(876)	-
	39,865	34,793	(876)	-

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

11   Property, plant and equipment

Parent Company

	Weighted average rate of depreciation	September 30, 2003			June 30,2003
		Cost of acquisition	Depreciation	Net	Net
Buildings	4.38%	132,329	(80,219)	52,110	50,075
Machinery and equipment	6.36%	1,189,338	(771,478)	417,860	382,930
Others	18.53%	91,246	(52,430)	38,816	42,241
Land and farms		82,026	-	82,026	76,564
Timber resources		133,648	-	133,648	128,687
Construction-in-progress		228,009	-	228,009	191,837
		1,856,596	(904,127)	952,469	872,334

Consolidated

	Weighted average rate of depreciation	September 30, 2003			June 30,2003
		Cost of acquisition	Depreciation	Net	Net
Buildings	3.26%	609,592	(248,774)	360,818	361,621
Machinery and equipment	4.05%	2,903,370	(1,292,002)	1,611,368	1,576,219
Others	18.44%	124,667	(73,813)	50,854	54,569
Land and farms		265,005	-	265,005	255,860
Timber resources		379,139	-	379,139	364,954
Construction-in-progress		275,256	-	275,256	229,727
		4,557,029	(1,614,589)	2,942,440	2,842,950

12   Deferred charges - Consolidated

	Set/2003					Jun/2003
	Goodwill	Software Implementation costs	Others	Amortization	Total	Total
Cia. Suzano de Papel e Celulose	331,940	9,227	2,247	(1,535)	341,879	352,769
Bahia Sul Celulose S.A.	-	23,799	-	(7,452)	16,347	16,869
Others	-	-	18	-	18	26
	331,940	33,026	2,265	(8,987)	358,244	369,664

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

13 Loans and financing

	Index		Weighted average rate of interest	Parent Company		Consolidated	
				September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
In Reais:							
BNDES - Finem	TJLP	(1)	10.15%	157,314	132,122	362,381	345,683
BNDES - Finem	Basket of currencies	(1)	11.53%	40,618	32,263	61,309	53,892
BNDES - Finame	TJLP	(1)	9.53%	37,363	39,163	42,305	44,218
BNDES - Automatic	TJLP	(1)	9.13%	4,691	5,021	5,805	6,321
Rural credit	-		8.75%	4,207	4,118	4,207	4,118
Working capital:							
Advances on export contracts	US$	(3)	5.88%	1,003,343	1,043,972	1,846,214	1,906,620
Syndicated loan	US$	(2)	3.78%	-	-	221,271	295,780
Resolution 63	US$		12.41%	93,471	137,154	93,471	137,154
Credit line FMO	US$		8.72%	38,114	40,741	38,114	40,741
Imports financing	US$/YEN/EUR		3.66%	43,190	40,641	44,035	41,471
Others	US$		6%	-	-	11,090	4,992
				1,422,311	1,475,195	2,730,202	2,880,990
Current liabilities				542,244	609,585	1,403,719	1,171,472
Noncurrent liabilities				880,067	865,610	1,326,483	1,709,518
The long-term portion of loans and financing mature as follows:							
2004				133,490	199,528	143,753	606,215
2005				409,915	376,970	619,816	583,333
2006				208,606	177,098	364,081	329,948
2007				39,092	30,891	64,270	55,528
2008 onward				88,964	81,123	134,563	134,494
				880,067	865,610	1,326,483	1,709,518

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This Financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary until maturity in July, 2004.

(3) One of the contracts of this item foresees that in the hypothesis of nonattainment of a determined financial index there will be a restriction on the distribution of a dividend higher than the minimum obligatory dividend.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

14 Related parties

	Bahia Sul Celulose S.A.	Suzanopar Investimentos Ltda.	Nemo International	Comercial e Agrícola Paineiras Ltda.	Stenfar S.A. I.C.I. y E.	Total
Trade Account Receivables		140,464	1,673		5,574	147,711
Noncurrent assets	14,652	1,865		17,700		34,217
Current liabilities	7,802		375	237		8,414
Current and noncurrent loans and financing		73,295				73,295
Noncurrent liabilities		3,046				3,046
Net Sales (purchases)	(42,838)	251,361	1,742	(1,921)	19,755	228,099
Financial income (expenses)	(1,835)	(5,347)				(7,182)

The main balances of assets and liabilities on September 30, 2003, as well as the transactions, which influenced the income of the period, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had at September 30, 2003 a financial investment totaling R$ 21.3 million to be used in the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the nine-month period of 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 109,112 that were exported simultaneously in the amount of R$ 106,156. The net effect between the Company exports and the products transferred from its subsidiary company for R$ 2,956 is shown as a financial expense, as this represents part of the cost of this financing.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

15   Provision for contingencies

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax and social security	65,194	71,424	103,161	104,299
Labor	13,260	15,852	18,368	20,960
	78,454	87,276	121,529	125,259

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

16   Accounts payable - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at September 30, 2003, amount to R$ 24,934 and R$ 40,703, respectively (R$ 31,518 and R$ 44,635 at June 30, 2003).

17   Financial instruments

Considering the requirements of the Normative Instruction 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of September 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at September 30, 2003, there was an open swap position of dollar to CDI in the amount equivalent to US$ 48.4 million, in the Parent Company and an open position in "currency terms - NDF" of U$ 125.1 million in the consolidated position.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 93.7 million in the Parent Company and US$ 213.7 million in the consolidated position.

18   Guarantees - Parent company

The guarantees provided by the parent company were the following:

	September 30, 2003	June 30, 2003
Bahia Sul Celulose S.A.		
BNDES	3,725	7,345

Shared guarantees with Suzano Petroquímica S.A.:

	September 30, 2003	June 30, 2003
Polibrasil Resinas S.A.		
Credit Line FMO	134,307	130,134
BNDES	50,122	52,496
	184,429	182,630

At September 30, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee, in the event the customer defaults the bank on the due date) amounting to R$ 44,202 (R$ 31,704 at June 30, 2003).

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

19   Subsequent event

By means of a Relevant Fact, published on October 6, 2003, the Company communicated that its Parent Company Suzano Holding S/A and other shareholders intend to perform a secondary public offering of the Company's preferred shares, representative of approximately 8.7% and 14% of the total capital and of the total preferred shares, respectively and, also, a primary public distribution of up to 10 million preferred shares and 5 million common shares, the latter to be totally subscribed by Suzano Holding S/A. Likewise, the Company informed that the board of directors approved on that date the distribution of remuneration to the shareholders in the form of interest on capital, as provided for in article 9 of Law 9249/95. The distribution amounts to R$ 55 million and is subject to withhold income tax, except for immune and exempted shareholders, and it should be paid out by the Company no later than December 19, 2003. As of December 15, 2003, the shares will be traded ex-interest. The amount of this interest on capital will be attributed to the compulsory dividend declared on income for the 2003 fiscal year. If the aforementioned offering is concluded no later than December 11, 2003, all the shares that are subscribed within of the offering will be entitled to this remuneration.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	Nine-month period ended September 30,		Nine-month period ended September 30,	
	2003	2002	2003	2002
Sources of funds				
From operations				
Net profit (loss) for the period	471,100	(148,301)	506,692	(137,363)
Items not affecting working capital				
Depreciation, depletion and amortization	60,972	48,846	132,466	117,121
Net book value of permanent assets disposed of	3,420	10,057	10,732	11,623
Deferred income and social contribution taxes	20,394	(151,340)	68,616	(228,384)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)	876	-
Dividends from subsidiary	-	7,920	-	-
Amortization of goodwill	31,266	21,138	31,266	21,138
Provisions	15,228	65,346	22,183	1,126
Interest, exchange variation and monetary variation of noncurrent assets and liabilities	(139,699)	683,982	(286,203)	845,758
	190,157	109,091	486,628	631,019
From Shareholder's				
Integralization of capital	-	483,737	-	483,737
From third parties				
Noncurrent loans and financing	411,875	139,664	571,041	362,250
Noncurrent trade accounts payable	-	-	-	70,096
Capital reduction on subsidiary	653,309	-	-	-
Income tax incentive	-	462	-	462
Transfer of noncurrent assets	-	1,000	-	13,430
	1,065,184	141,126	571,041	446,238
Total sources	1,255,341	250,217	1,057,669	1,077,257
Application of funds				
Permanent assets				
Increase in investments	1,345	485,449	11,884	487,616
Increase in property, plant and equipment	264,723	122,011	362,507	278,484
Increase in deferred charges	1,987	4,022	3,558	6,632
	268,055	611,482	377,949	772,732
Noncurrent assets	23,550	6,191	31,254	15,247
Transference of noncurrent to current liabilities	334,180	281,214	962,396	388,722
Treasury shares	-	24	-	24
Total applications	625,785	898,911	1,371,599	1,176,725
Increase (decrease) in working capital	629,556	(648,694)	(313,930)	(99,468)
Changes in working capital				
Current assets	(146,507)	192,751	(817,677)	732,090
Current liabilities	776,063	(357,708)	503,747	(347,821)
Increase (decrease) in working capital	629,556	(164,957)	(313,930)	384,269

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	Parent company	
	Nine-month period ended September 30,	
	2003	2002
Cash flows from operating activity		
Net profit (loss) for the period	471,100	(148,301)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	60,972	48,846
Result on sale of fixed assets	(4,269)	(1,190)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)
Amortization of goodwill	31,266	21,138
Dividends from subsidiary	-	7,920
Deferred income and social contribution taxes	13,334	(256,935)
Interest, exchange and monetary variation of assets and liabilities	(242,499)	945,313
Provisions	15,228	64,272
Changes in assets and liabilities		
Decrease (increase) in trade accounts receivable	26,980	(14,337)
(Increase) decrease in inventories	(71,134)	(18,548)
Decrease in other current and noncurrent assets	23,996	8,919
Increase in suppliers	20,094	11,734
Increase (decrease) in income and social contribution taxes	11,436	(20,037)
Increase (decrease) in other currents liabilities	42,502	(3,998)
Net cash from operating activities	126,482	216,239
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(266,710)	(126,033)
Acquisition of investments	(1,345)	(487,954)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	2,967
Proceeds generated from sale of fixed assets	7,689	12,321
Net cash from (used in) investing activities	392,943	(598,699)
Cash flows from financing activities		
Capital Integralization	-	483,737
Dividends paid	(67,239)	(50,185)
Proceeds from loans and financing	557,854	383,150
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(505,643)	(362,177)
Treasury Shares	-	(24)
Net cash (used in) from financing activities	(668,337)	454,501
(Decrease) increase in cash and cash equivalents		
At the beginning of the year	214,191	20,416
At the end of the year	65,279	92,457
(Decrease) increase in cash and cash equivalents	(148,912)	72,041



Consolidated interim financial information

Consolidated balance sheets - Assets
Consolidated balance sheets -
Liabilities and shareholders' equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	September 30, 2003	June 30, 2003
Current assets	1,947,416	2,141,735
Cash and cash equivalents	162,663	206,060
Interest earning bank deposits	848,363	1,041,043
Trade accounts receivable	410,992	402,503
Inventories	379,319	349,880
Dividends receivable	-	22
Other accounts receivable	21,259	22,349
Recoverable taxes	22,837	17,122
Deferred income and social contribution taxes	86,387	98,327
Prepaid expenses	15,596	4,429
Noncurrent assets	280,115	282,100
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	194,706	207,962
Judicial deposits	23,015	22,340
Other accounts receivable	42,678	35,134
Permanent assets	3,340,549	3,247,407
Investments	39,865	34,793
Property, plant and equipment	2,942,440	2,842,950
Deferred charges	358,244	369,664
Total assets	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	September 30, 2003	June 30, 2003
Current liabilities	1,690,426	1,486,199
Loans and financing	1,403,719	1,171,472
Trade accounts payable	122,789	119,355
Taxes payable other than on income	14,025	13,148
Income and social contribution taxes	30,261	65,732
Dividends payable	186	188
Accrued salaries and payroll taxes	53,605	42,337
Other accounts payable	65,841	73,967
Noncurrent liabilities	1,517,139	1,908,791
Loans and financing	1,326,483	1,709,518
Provision for contingencies	121,529	125,259
Other accounts payable	40,703	44,635
Deferred income and social contribution taxes	28,424	29,379
Minority interests	117,978	114,066
Shareholders' equity	2,242,537	2,162,186
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	548,762	548,762
Accumulated profit	493,162	410,957
Total liabilities and shareholders' equity	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	593,072	558,058	1,826,663	1,503,153
Cost of goods sold	(338,876)	(285,122)	(957,677)	(838,752)
Gross profit	254,196	272,936	868,986	664,401
Selling expenses	(34,973)	(30,435)	(100,163)	(88,701)
General and administrative expenses	(38,072)	(43,900)	(154,350)	(122,040)
Financial income	40,262	397,906	(36,485)	640,054
Financial expenses	(115,704)	(959,548)	163,988	(1,550,888)
Other operating income	18,784	9,160	24,678	15,043
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	(156)	824	(876)	-
Operating profit (loss)	113,915	(360,947)	734,512	(463,269)
Nonoperating income (expenses)	7,609	(3,224)	13,558	6,011
Profit (loss) before income and social contribution taxes	121,524	(364,171)	748,070	(457,258)
Income and social contribution taxes	(37,261)	244,635	(241,378)	319,895
Profit (loss) before minority interest	84,263	(119,536)	506,692	(137,363)
Minority interest	(3,912)	(6,848)	(19,114)	(16,388)
Net profit (loss) for the period	80,351	(126,384)	487,578	(153,751)

See the accountants' review report and accompanying notes to the interim financial information.

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information
Nine-month period ended
September 30, 2003 (Unaudited)

(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting practices adopted in Brazil and rules of the Brazilian Securities and Exchange Commission (CVM))



Companhia Suzano de Papel e Celulose

Interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

Contents

Management report

World Pulp Market

NORSCAN pulp inventories for September 2003 were at 1.68 million tons, which corresponded to 27 production days and represented a decline of 150,000 tons compared to August 2003 NORSCAN inventory levels. This reduction is greater than the historical average seasonal decline of 110,000 tons and reflects higher shipment and lower capacity utilization, which ended this quarter at 88%. During the third quarter of 2003, prices were initially lower and rebounded in September, as monthly NORSCAN inventory levels were consistently better than historical average seasonal figures. In North America, US$20 higher eucalyptus pulp prices for October 2003 have already been announced.

Production and cash-cost

The Company produced 307.4 thousand tons of market pulp and 582.9 thousand tons of paper during the first nine months of 2003, compared to 311.3 thousand tons of market pulp and 568.4 thousand tons of paper produced during the same period in 2002. During the third quarter of 2003, the Company produced 106.4 thousand tons of market pulp and 200.6 thousand tons of paper, compared to 96.8 thousand tons of market pulp and 189.7 thousand tons of paper produced during the same quarter in 2002. Market pulp production cash-cost (unit production cost minus depreciation and amortization) was US$ 157/ton during the third quarter of 2003 and US$ 143/ton during the first nine months of 2003, due to the appreciation of the Real.

Net sales and sales volume

The reduction in average export prices during 3Q03, when presented in Reais, was caused mainly by the appreciation of the average exchange rate, which was R$ 2.93 in 3Q03, as compared to R$ 3.12 in 3Q02. In the Brazilian market, prices were higher as a result of the price recovery that began in the second half of 2002. Lower volumes in the domestic market are primarily attributable to the decline in domestic demand due to the slowdown in economic activity and the postponement of orders, which are usually placed during the third quarter, for printing and writing paper used to produce educational publications. Given its diversified product line and global customer base, the Company redirected sales to the export market.

Net sales were R$ 593.1 million during 3Q03, representing a 6.3% increase when compared to net sales of R$ 558.1 million during 3Q02. This increase is due to a 5.0% increase in average prices in Reais and to 1.2% higher sales volume. This quarter, exports represented 53.8% of the Company's net sales, as compared to 48.1% in 3Q02. In sales volume terms, exports accounted for 61.5% of total sales volume in 3Q03, as compared to 50.6% in 3Q02.

Net sales from exports increased by 18.7% and were R$ 318.8 million this quarter, as compared to R$ 268.7 million during 3Q02. This increase was the result of a 23.1% increase in export volume and of 3.6% lower average prices in Reais.

During 3Q03, Brazilian market sales were R$ 274.3 million, representing a 5.2% decrease when compared to R$ 289.4 million registered during 3Q02. This decrease reflects a 21.2% reduction in sales volume, partially offset by 20.2% higher average prices, when compared to 3Q02 prices.

Net sales were R$ 1,826.7 million during the first nine months of 2003 (9m03), representing a 21.5% increase in comparison to the net sales of R$ 1,503.2 million registered during the same period in 2002 (9m02). This increase was a result of 27.1% higher average prices, which more than offset the 4.4% decrease in sales volume. Exports represented 49.6% of the Company's net sales in 9m03 compared to 47.8% in 9m02. In terms of sales volume, exports accounted for 58.1% of the Company's total sales volume in 9m03 compared to 54.5% in 9m02.

Pulp net sales

In 3Q03, pulp net sales were 24.4% of total net sales, as compared to 22.8% in 3Q02.

Pulp net sales increased 14.1% to R$ 145.0 million in 3Q03, from R$ 127.1 million registered in 3Q02. This is due to a 23.1% increase in sales volume, which was partially offset by a 7.3% reduction in average prices. The reduction in average prices is primarily a consequence of the decrease in average international prices of pulp in 3Q03 and the appreciation of the real, partially offset by higher prices in the domestic market.

Paper net sales

In 3Q03, paper net sales were 75.6% of total net sales, as compared to 77.2% in 3Q02.

Paper net sales increased by 4.0% to R$ 448.1 million in 3Q03, from R$ 431.0 million in 3Q02. This was due to a 13.6% increase in average prices, despite a 8.4% decrease in sales volume. Higher average prices, when presented in Reais, reflect mainly the price recovery in the domestic market and a larger share of higher value-added products in the Company's sales mix. Sales volume was lower, primarily as a consequence of the lower economic activity during the period and of the postponement of orders for printing and writing paper to produce educational publications, that traditionally are placed during the third quarter.

Cost of goods sold

In 3Q03, unit cost of goods sold combined for both pulp and paper increased by 17.4% and reached R$ 1,156.8/ton, as compared to R$ 985.4/ton in 3Q02. This is primarily explained by higher labor and energy costs, and higher exports, which lead to higher logistics costs.

Gross profit

In 3Q03, gross profit was R$ 254.2 million, 6.9% lower than the R$ 272.9 million registered in 3Q02. As a result, gross margin declined to 42.9% in 3Q03 from 48.9% in 3Q02. The reduction in margin was influenced mainly by the lower domestic paper sales volume, where prices were higher and by the increase in unit costs of sales, as explained above.

Gross profits in 9m03 were R$ 869.0 million, as compared with R$ 664.4 million in 9m02. Despite the reduction in the quarterly gross margin, during the nine-month period there was an improvement in margins from 44.2% in 9m02 to 47.6% in 9m03.

Selling expenses

Selling expenses increased by 14.9% to R$ 35.0 million in 3Q03, when compared to R$ 30.4 million in 3Q02, mainly due to higher distribution expenses related with higher export volume.

General & Administrative (G&A) Expenses

In 3Q03, G&A expenses decreased 13.3% to R$ 38.1 million, from R$43.9 million in 3Q02. This reflects primarily the benefits of the Company's on-going cost reduction program.

EBITDA

In 3Q03, EBITDA decreased 0.1% to R$ 246.0 million, from R$ 246.3 million in 3Q02. Ebitda/Net Sales margin was 41.5% in 3Q03, compared to 44.1% in 3Q02, a 2.6 percentage points decrease mainly influenced by the reduction in gross margin, as explained above.



In 9m03, EBITDA increased 31.7% to R$771.6 million, from R$585.8 million in 9m02. Ebitda/Net Sales margin was 42.2% in 9m03, compared to 39.0% in 9m02, mainly influenced by the increase in average prices both in the export and the domestic markets.

Net financial expenses and exchange/Monetary variation

Net financial expenses were R$ 41.1 million in 3Q03, as compared to R$ 56.1 million in 3Q02, mainly due the effect of the Real appreciation on Company's US$-denominated interest expenses.

Given the fluctuation of the Real during the period, net exchange variation expenses in 3Q03 were R$ 34.3 million, when the exchange rate went from R$ 2.872 on June 30, 2003 to R$ 2.923 on September 30, 2003, as compared to R$ 505.6 million in 3Q02, when the exchange rate went from R$ 2.844 on June 30, 2002 to R$ 3.895 on September 30, 2003.

Income Tax and Social Contribution

Income tax and social contribution expenses were R$ 37.3 million in 3Q03, as compared to a tax credit of R$ 244.6 million in 3Q02. This is related to the increase in taxable income, mainly attributable to the volatility of the Real, as explained above.

Net profit

As a result of the foregoing, net profit in 3Q03 was R$ 80.4 million (R$ 0.3108 per share), as compared to a net loss of R$ 126.4 million (R$ 0.4889 per share) in 3Q02.

In 9m03, net profit was R$ 487.6 million (R$ 1.8860 per Share), as compared to a loss of R$ 153.8 million (R$ 0.5947 per share) in 9m02.

Cash and indebtedness

At the end of the third quarter, net debt totaled R$ 1,719.2 million or US$588.1 million, At June 30, 2003, net debt was R$ 1,633.9 million or US$568.9 million. The increase in net debt is mainly explained by the increase in the Company's capital expenditures, as explained below, and the effect of the devaluation of the Real on the net US$-denominated assets and liabilities, and the investments in working capital. The "Net debt/Annualized Nine-month Ebitda" ratio was 1.67x at September 30, 2003.

Given the effect of the Company's hedging transactions on its currency exposure, 77.8% of the gross indebtedness was in foreign currency and 22.2% was in Reais. Of the Company's total cash, 32.4% was invested in R$-denominated securities and 67.6% was invested in US$-linked securities.

Capital expenditures

During 9m03, capital expenditures were R$ 362.5 million, 30.2% higher than the Company's capital expenditures of R$ 278.5 million in 9m02. In 3Q03, capital expenditures were R$ 145.8 million, and consisted of, among other things, investments in the following projects: (i) R$ 73.5 million in the modernization and optimization program at the integrated pulp and paper plant in São Paulo (P&Q projects), (ii) R$ 12.4 million in the optimization project for the Company's production facilities in Bahia, and (iii) R$ 12.5 million in forest formation for the future expansion of the Company's production facilities in Bahia.



KPMG Auditores Independentes

Mail address	Office address	Central tel 55 (11) 3067.3000
Caixa Postal 2467	R. Dr. Renato Paes de Barros, 33	Fax National (11) 3079.3752
01060-970 São Paulo SP	04530-904 São Paulo SP	International 55 (11) 3079.2916
Brasil	Brasil	

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2003, which comprise the balance sheet, the statement of income, management report and other relevant information, prepared in conformity with accounting practices adopted in Brazil.

Our review was performed in accordance with review standards established by IBRACON - the Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for them to be in conformity with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of interim financial information.

October 20, 2003 (November 18, 2003 for the notes 4, 9, 11 and 13 reviewed to include additional information)

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	September 30, 2003	June 30, 2003
Current assets	523,288	686,416
Cash and cash equivalents	2,815	41,829
Interest earning bank deposits	62,464	206,776
Trade accounts receivable	181,614	194,933
Inventories	213,876	196,546
Dividends receivable	-	22
Other accounts receivable	9,112	7,478
Recoverable taxes	13,895	9,569
Deferred income and social contribution taxes	29,130	25,425
Prepaid expenses	10,382	3,838
Noncurrent assets	136,823	127,432
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	70,115	73,369
Judicial deposits	8,932	8,811
Other accounts receivable	3,843	2,877
Related parties	34,217	25,711
Permanent assets	3,335,866	3,201,314
Investments	2,373,459	2,318,573
Property, plant and equipment	952,469	872,334
Deferred charges	9,938	10,407
Total assets	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	September 30, 2003	June 30, 2003
Current liabilities	710,136	811,419
Loans and financing	542,244	609,585
Trade accounts payable	80,598	73,291
Taxes payable other than on income	8,420	8,298
Income and social contribution taxes	11,436	44,463
Dividends payable	176	176
Related parties	8,414	29,586
Accrued salaries and payroll taxes	34,535	28,260
Other accounts payable	24,313	17,760
Noncurrent liabilities	989,991	985,301
Loans and financing	880,067	865,610
Provision for contingencies	78,454	87,276
Related parties	3,046	3,036
Deferred income and social contribution taxes	28,424	29,379
Shareholders' equity	2,295,850	2,218,442
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	618,553	618,553
Accumulated profit	476,684	397,422
Total liabilities and shareholders' equity	3,995,977	4,015,162

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	335,455	334,862	1,028,225	854,272
Cost of goods sold	(215,901)	(174,243)	(609,611)	(485,526)
Gross profit	119,554	160,619	418,614	368,746
Selling expenses	(32,828)	(33,645)	(94,097)	(77,368)
General and administrative expenses	(22,417)	(26,503)	(95,830)	(79,876)
Financial income	10,301	32,391	1,651	50,768
Financial expenses	(62,213)	(654,610)	63,866	(1,015,962)
Other operating income	14,252	4,039	15,370	6,740
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	64,664	256,178	272,524	428,557
Operating profit (loss)	80,891	(269,421)	550,832	(339,533)
Nonoperating income (expenses)	2,715	(24,195)	20,609	(63,995)
Profit (loss) before income and social contribution taxes	83,606	(293,616)	571,441	(403,528)
Income and social contribution taxes	(6,198)	172,384	(100,341)	255,227
Net profit (loss) for the period	77,408	(121,232)	471,100	(148,301)
Number of shares (thousands)	258,517	254,551	258,517	254,551
Net profit (loss) per share	0.29943	(0.47626)	1.82232	(0.58260)

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

Nine-month period ended September 30, 2003 (Unaudited)

(In thousands of Brazilian Reais - R$)

1 Operations

The main business of the Company and its subsidiaries is the production and sale, locally and abroad, of eucalyptus short fiber pulp and paper, as well as the development and maintenance of eucalyptus forests for own use and for sale.

2 Presentation of the interim financial information

The interim financial information were prepared in accordance with accounting practices derived from Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM), which are consistent with those applied in the preparation of the financial statements for the year-ended December 31, 2002.

Description of significant accounting policies

a. **Income statement** - Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization;

b. **Foreign currency** - Monetary assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are recognized in the statements of income. For the foreign subsidiaries and affiliates, their assets and liabilities were translated into Reais at the foreign exchange rate ruling at the balance sheet date;

c. **Financial instruments** - Financial instruments, such as swaps and future contracts, are recorded initially at cost and subsequently restated according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivative financial instruments is to minimize the risks on loans and financing in foreign currency. According to its policy, the Company does not hold or issue derivative financial instruments for trading purposes;

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

d. **Interest earning bank deposits** - Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value;

e. **Provision for doubtful accounts** - Recorded at amounts considered sufficient by management to cover any losses arising on collection of accounts receivable;

f. **Inventories** - Stated at the lower of average cost of acquisition or production, which does not exceed market value;

g. **Investments** - Investments in subsidiaries were valued using the equity method, and the others were recorded at cost less a provision for loss (when applicable);

h. **Property, plant and equipment** - Recorded at the cost of acquisition, formation or construction and revaluation (including interest and other financial charges). Depreciation is provided using the straight-line method based on the depreciation rate mentioned in Note 11. The reforestation is composed of the costs of acquisition, formation and conservation and depletion is calculated based on the harvests and the average cost of the forests;

i. **Deferred charges** - Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method over a maximum period of 10 years. In the consolidated interim financial information, goodwill is based on future economic benefits and is amortized over a 10-year period;

j. **Rights and obligations** - Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

k. **Provisions** - Recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

l. **Income and social contribution taxes** - Income and social contribution taxes on the profit for the period comprises current and deferred tax.

    Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date, which are as follows:

    - Income tax - Computed at the rate of 25% (15% on taxable income, plus an additional of 10%).

    - Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

    The deferred tax assets resulting from tax loss carry forward, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002; and

m. **Revaluation reserves** - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as noncurrent liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the assets from which it was generated, net of related taxes, against retained earnings.

The Company is presenting the statements of cash flows for the Parent Company, prepared in accordance to NPC 20 - Statement of Cash Flows issued by IBRACON - Brazilian Institute of Independent Auditors and the statements of changes in financial position for the Parent Company and Consolidated, both prepared as additional information.

Certain information for the periods ended June 30, 2003 and September 30, 2002 were reclassified in order to conform with current interim financial information presentation.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

3   **Consolidated interim financial information**

The consolidated interim financial information includes the interim financial information of Companhia Suzano de Papel e Celulose and its direct and indirect subsidiaries, as shown below:

	September 30, 2003	June 30, 2003	September 30, 2002
Bahia Sul Celulose S.A.	93.92%	93.92%	93.88%
Bahia Sul América Inc.	100%	100%	100%
Bahia Sul International Trading Ltd.	100%	100%	100%
Suzanopar Investimentos Ltd.	100%	100%	100%
Suzanopar International S.A.	100%	100%	100%
CSPC Overseas Ltd.	100%	100%	100%
Comercial e Agrícola Paineiras Ltda.	100%	100%	100%
Nemo International	100%	100%	100%
Sun Paper and Board Limited	100%	100%	100%
Nemotrade Corporation	100%	100%	100%
Stenfar S.A. Indl. Coml. Imp. Exp.	100%	100%	100%

Description of main consolidation procedures

a.   Elimination of intercompany asset and liability account balances;
b.   Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c.   Elimination of intercompany revenue and expense balances and unearned income arising from intercompany transactions; and
d.   Identification of minority interests in the consolidated financial information.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Reconciliation of the statements of income and shareholders' equity

	Net profit for the period			
	Three-month period ended September 30, 2003	Nine-month period ended September 30, 2003	Three-month period ended September 30, 2002	Nine-month period ended September 30, 2002
Consolidated	80,351	487,578	(126,384)	(153,751)
Elimination of unrealized (loss) income by the parent company in transactions with subsidiaries, net of income and social contribution taxes	(2,943)	(16,478)	5,152	5,450
Parent company	77,408	471,100	(121,232)	(148,301)

	Shareholders' equity	
	September 30, 2003	June 30, 2003
Consolidated	2,242,537	2,162,186
Elimination of unrealized income by the parent company in transactions with subsidiaries, net of income and social contribution tax	53,313	56,256
Parent company	2,295,850	2,218,442

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

4 Interest earning bank deposits

The interest earning bank deposits refer substantially to bank deposit certificates, remunerated at rates that vary from 99% to 102% of the Brazilian Interbank Deposit Certificate (CDI) rate, certificates of bank deposits with swap for US dollars, at an average rate of 3.54% per annum plus exchange variations of the US dollar, and financial investments abroad, remunerated at an average rate of 2.10% per annum plus exchange variation of the US dollar.

5 Trade accounts receivable

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Domestic customers	190,265	202,930	269,542	259,777
Foreign customers	162,582	119,575	321,043	280,149
Export bills discounted	(156,734)	(114,805)	(157,039)	(117,589)
Allowance for doubtful accounts	(14,499)	(12,767)	(22,554)	(19,834)
	181,614	194,933	410,992	402,503

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

6 Inventories

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Finished goods	116,985	100,779	217,033	188,791
Work-in-process	10,001	14,438	12,046	16,385
Raw materials	30,749	29,790	50,150	48,243
Maintenance and other materials	56,141	51,539	100,090	96,461
	213,876	196,546	379,319	349,880

7 Credit from disposal of investments - Consolidated

In January 2003, the Company and its subsidiary Bahia Sul Celulose S.A. communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae, Produtos e Derivados Florestais, SGPS, S.A. (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequently to the contractual withdraw option exercised by the Company, Sonae acquired the total interest held by the Company, through its subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of the respective capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the subsidiary Bahia Sul Celulose S.A. performed a capital reduction of its wholly-owned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

8 Recoverable taxes

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Recoverable social contribution tax	2,959	-	2,959	-
Withheld income tax on interest earning bank deposits	339	332	5,675	3,716
Value-Added tax on acquisition of property, plant and equipment	29,287	24,481	32,893	27,422
Other taxes and contributions	1,026	1,420	1,026	2,648
	33,611	26,233	42,553	33,786

9 Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		Consolidated	
Assets	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax losses carry forward	23,873	26,503	125,767	149,419
Negative basis of social contribution	12,239	12,908	46,029	48,502
Temporary differences	63,133	59,383	109,297	108,368
- Provisions	43,011	41,866	89,175	90,851
- Goodwill amortization	20,122	17,517	20,122	17,517
	99,245	98,794	281,093	306,289

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated	
Liabilities	**September 30, 2003**	**June 30, 2003**	**September 30, 2003**	**June 30, 2003**
Accelerated depreciation	10,820	10,820	10,820	10,820
Revaluation reserve	17,368	18,323	17,368	18,323
Negative goodwill	236	236	236	236
	28,424	29,379	28,424	29,379

The Company presented, as of September 30, 2003, tax losses carry forward of R$ 94,257 (R$ 529,964 in the consolidated) and negative basis of social contribution of R$ 134,756 (R$ 525,085 in the consolidated).

The credits resulting from balances of tax loss carry forwards and negative basis of social contribution, in the consolidated, were offset by an allowance in the amount of R$ 10,907 for both of the two taxes, representing protection related to possible future adverse events on the realization of these deferred assets.

In accordance with CVM Instruction 371, of June 27, 2002, the Company recognized tax credits on income tax loss carry-forwards and the negative basis of social contribution, based on its expectation of generating future taxable profits, supported by a technical valuation approved by management.

Based on this study of projections for taxable income, the Company estimates that it will recover the tax credits within the period established in the aforementioned CVM Instruction 371/2002, substantially, in the next 5 years, for the Parent Company and in the next 9 years at the consolidated level. In these projections, at the consolidated level, the incentive for reduction of income tax by 75%, by the subsidiary Bahia Sul Celulose S.A., is being taken into consideration.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Below we present a summary with the expectation for utilization of the above described tax credits:

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
2003	5,900	8,900	16,468	31,353
2004	24,500	24,400	72,707	76,989
2005	29,500	29,500	54,684	52,127
2006	35,300	17,700	51,100	32,811
2007	4,045	18,294	13,518	27,187
2008 to 2010	-	-	28,098	27,923
2011 and 2012	-	-	44,518	57,899
	99,245	98,794	281,093	306,289

Income Tax - Reduction of 75% ADENE

The Subsidiary Bahia Sul Celulose was granted a tax rate reduction of 75% up to 2011 for pulp and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, and after net income is obtained, the reduction amount is recorded as a capital reserve, as a partial destination of the net income for the year, in order to comply with legal requirement of not distributing to the shareholders the obtained reduction. The reduction amount, for the nine-month period ended on September 30, 2003, is R$ 58,254.

Income and social contribution taxes on foreign profits

The Company recorded a provision related to income and social contribution taxes on profits earned by its foreign subsidiaries, according to Provisional Measure no. 2158-34 of June 29, 2001, in the amount of R$ 4,198 in the Parent Company, and R$ 20,441 in the consolidated balance sheet. These amounts are presented as current liabilities at September 30, 2003.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

10   Investments

Parent Company	Percentage held	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Subsidiaries					
Bahia Sul Celulose S.A.	93.92%	1,818,063	1,755,904	290,913	12,471
Suzanopar Investimentos Ltd.	100.00%	173,389	170,311	(15,468)	406,330
Nemo International	100.00%	17,173	15,966	(134)	7,645
Comercial e Agrícola Paineiras Ltda.	100.00%	8,804	10,505	(2,349)	2,111
		2,017,429	1,952,686	272,962	428,557
Associated Company					
Pakprint S.A.	10.00%	637	680	(438)	-
Other investments					
Other investments		23,453	22,845	-	-
Unamortized goodwill (1)		412,429	412,429	-	-
Goodwill amortization		(80,489)	(70,067)	-	-
		355,393	365,207	-	-
		2,373,459	2,318,573	272,524	428,557

Consolidated	Investments September 30, 2003	Investments June 30, 2003	Equity interest September 30, 2003	Equity interest September 30, 2002
Other investments	39,865	34,793	(876)	-
	39,865	34,793	(876)	-

(1) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A. and on the exchange of preferred shares issued by Bahia Sul for preferred shares issued by the Company, justified by the expected profitability of the operations, and amortized over a ten-year period.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

11 Property, plant and equipment

Parent Company

	Weighted average rate of depreciation	September 30, 2003			June 30,2003
		Cost of acquisition	Depreciation	Net	Net
Buildings	4.38%	132,329	(80,219)	52,110	50,075
Machinery and equipment	6.36%	1,189,338	(771,478)	417,860	382,930
Others	18.53%	91,246	(52,430)	38,816	42,241
Land and farms		82,026	-	82,026	76,564
Timber resources		133,648	-	133,648	128,687
Construction-in-progress		228,009	-	228,009	191,837
		1,856,596	(904,127)	952,469	872,334

Consolidated

	Weighted average rate of depreciation	September 30, 2003			June 30,2003
		Cost of acquisition	Depreciation	Net	Net
Buildings	3.26%	609,592	(248,774)	360,818	361,621
Machinery and equipment	4.05%	2,903,370	(1,292,002)	1,611,368	1,576,219
Others	18.44%	124,667	(73,813)	50,854	54,569
Land and farms		265,005	-	265,005	255,860
Timber resources		379,139	-	379,139	364,954
Construction-in-progress		275,256	-	275,256	229,727
		4,557,029	(1,614,589)	2,942,440	2,842,950

12 Deferred charges - Consolidated

	Set/2003					Jun/2003
	Goodwill	Software Implementation costs	Others	Amortization	Total	Total
Cia. Suzano de Papel e Celulose	331,940	9,227	2,247	(1,535)	341,879	352,769
Bahia Sul Celulose S.A.	-	23,799	-	(7,452)	16,347	16,869
Others	-	-	18	-	18	26
	331,940	33,026	2,265	(8,987)	358,244	369,664

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

13 Loans and financing

	Index		Weighted average rate of interest	Parent Company		Consolidated	
				September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
In Reais:							
BNDES - Finem	TJLP	(1)	10.15%	157,314	132,122	362,381	345,683
BNDES - Finem	Basket of currencies	(1)	11.53%	40,618	32,263	61,309	53,892
BNDES - Finame	TJLP	(1)	9.53%	37,363	39,163	42,305	44,218
BNDES - Automatic	TJLP	(1)	9.13%	4,691	5,021	5,805	6,321
Rural credit	-		8.75%	4,207	4,118	4,207	4,118
Working capital:							
Advances on export contracts	US$	(3)	5.88%	1,003,343	1,043,972	1,846,214	1,906,620
Syndicated loan	US$	(2)	3.78%	-	-	221,271	295,780
Resolution 63	US$		12.41%	93,471	137,154	93,471	137,154
Credit line FMO	US$		8.72%	38,114	40,741	38,114	40,741
Imports financing	US$/YEN/EUR		3.66%	43,190	40,641	44,035	41,471
Others	US$		6%	-	-	11,090	4,992
				1,422,311	1,475,195	2,730,202	2,880,990
Current liabilities				542,244	609,585	1,403,719	1,171,472
Noncurrent liabilities				880,067	865,610	1,326,483	1,709,518
The long-term portion of loans and financing mature as follows:							
2004				133,490	199,528	143,753	606,215
2005				409,915	376,970	619,816	583,333
2006				208,606	177,098	364,081	329,948
2007				39,092	30,891	64,270	55,528
2008 onward				88,964	81,123	134,563	134,494
				880,067	865,610	1,326,483	1,709,518

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This Financing was contracted for a three-year period, which is the same period that the Eurobonds are due, for the cost of LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary until maturity in July, 2004.

(3) One of the contracts of this item foresees that in the hypothesis of nonattainment of a determined financial index there will be a restriction on the distribution of a dividend higher than the minimum obligatory dividend.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

14 Related parties

	Bahia Sul Celulose S.A.	Suzanopar Investimentos Ltda.	Nemo International	Comercial e Agrícola Paineiras Ltda.	Stenfar S.A. I.C.I. y E.	Total
Trade Account Receivables		140,464	1,673		5,574	147,711
Noncurrent assets	14,652	1,865		17,700		34,217
Current liabilities	7,802		375	237		8,414
Current and noncurrent loans and financing		73,295				73,295
Noncurrent liabilities		3,046				3,046
Net Sales (purchases)	(42,838)	251,361	1,742	(1,921)	19,755	228,099
Financial income (expenses)	(1,835)	(5,347)				(7,182)

The main balances of assets and liabilities on September 30, 2003, as well as the transactions, which influenced the income of the period, related to operations with related parties, result from transactions with the Company and its subsidiaries, which were performed in normal market conditions considering similar types of operations.

The Company entered into an export financing transaction in the amount equivalent to US$ 200 million based on export receivables which are being transferred from its subsidiary Bahia Sul Celulose S.A.

According to the contractual terms, the Company had at September 30, 2003 a financial investment totaling R$ 21.3 million to be used in the servicing of this transaction. This amount is classified in "Interest earning bank deposits".

During the nine-month period of 2003, the subsidiary Bahia Sul Celulose S.A. transferred exports to the Company in the amount of R$ 109,112 that were exported simultaneously in the amount of R$ 106,156. The net effect between the Company exports and the products transferred from its subsidiary company for R$ 2,956 is shown as a financial expense, as this represents part of the cost of this financing.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

15   Provision for contingencies

	Parent Company		Consolidated	
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Tax and social security	65,194	71,424	103,161	104,299
Labor	13,260	15,852	18,368	20,960
	78,454	87,276	121,529	125,259

Provisions for contingencies were recorded to provide for possible losses in administrative and judicial claims related to fiscal, labor and social security matters, in amounts considered as sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

16   Accounts payable - Land and forests - Consolidated

During 2002, the subsidiary Bahia Sul Celulose S.A. acquired land and eucalyptus forests planted on it, in the region of São Mateus - ES, payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at September 30, 2003, amount to R$ 24,934 and R$ 40,703, respectively (R$ 31,518 and R$ 44,635 at June 30, 2003).

17   Financial instruments

Considering the requirements of the Normative Instruction 235/95 from CVM, the Company performed an evaluation of its assets and liabilities as of September 30, 2003, concluding that the recorded amounts do not differ significantly from their market values.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

In order to reduce the effects of fluctuations of foreign exchange rate, the Company operated with financial instruments and, at September 30, 2003, there was an open swap position of dollar to CDI in the amount equivalent to US$ 48.4 million, in the Parent Company and an open position in "currency terms - NDF" of U$ 125.1 million in the consolidated position.

In order to minimize interest rate risks, the Company performed swap operations, fixing the interest rates on certain foreign currency loans at ceilings up to the limit of US$ 93.7 million in the Parent Company and US$ 213.7 million in the consolidated position.

18   Guarantees - Parent company

The guarantees provided by the parent company were the following:

	September 30, 2003	June 30, 2003
Bahia Sul Celulose S.A.		
BNDES	3,725	7,345

Shared guarantees with Suzano Petroquímica S.A.:

	September 30, 2003	June 30, 2003
Polibrasil Resinas S.A.		
Credit Line FMO	134,307	130,134
BNDES	50,122	52,496
	184,429	182,630

At September 30, 2003, the Company had outstanding "vendor" operations (bank loans to customers which are backed by a Company guarantee, in the event the customer defaults the bank on the due date) amounting to R$ 44,202 (R$ 31,704 at June 30, 2003).

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

19   Subsequent event

By means of a Relevant Fact, published on October 6, 2003, the Company communicated that its Parent Company Suzano Holding S/A and other shareholders intend to perform a secondary public offering of the Company's preferred shares, representative of approximately 8.7% and 14% of the total capital and of the total preferred shares, respectively and, also, a primary public distribution of up to 10 million preferred shares and 5 million common shares, the latter to be totally subscribed by Suzano Holding S/A. Likewise, the Company informed that the board of directors approved on that date the distribution of remuneration to the shareholders in the form of interest on capital, as provided for in article 9 of Law 9249/95. The distribution amounts to R$ 55 million and is subject to withhold income tax, except for immune and exempted shareholders, and it should be paid out by the Company no later than December 19, 2003. As of December 15, 2003, the shares will be traded ex-interest. The amount of this interest on capital will be attributed to the compulsory dividend declared on income for the 2003 fiscal year. If the aforementioned offering is concluded no later than December 11, 2003, all the shares that are subscribed within of the offering will be entitled to this remuneration.

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information

Statements of changes in financial position

	Parent company		Consolidated	
	Nine-month period ended September 30,		Nine-month period ended September 30,	
	2003	2002	2003	2002
Sources of funds				
From operations				
Net profit (loss) for the period	471,100	(148,301)	506,692	(137,363)
Items not affecting working capital				
Depreciation, depletion and amortization	60,972	48,846	132,466	117,121
Net book value of permanent assets disposed of	3,420	10,057	10,732	11,623
Deferred income and social contribution taxes	20,394	(151,340)	68,616	(228,384)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)	876	-
Dividends from subsidiary	-	7,920	-	-
Amortization of goodwill	31,266	21,138	31,266	21,138
Provisions	15,228	65,346	22,183	1,126
Interest, exchange variation and monetary variation of noncurrent assets and liabilities	(139,699)	683,982	(286,203)	845,758
	190,157	109,091	486,628	631,019
From Shareholder's				
Integralization of capital	-	483,737	-	483,737
From third parties				
Noncurrent loans and financing	411,875	139,664	571,041	362,250
Noncurrent trade accounts payable	-	-	-	70,096
Capital reduction on subsidiary	653,309	-	-	-
Income tax incentive	-	462	-	462
Transfer of noncurrent assets	-	1,000	-	13,430
	1,065,184	141,126	571,041	446,238
Total sources	1,255,341	250,217	1,057,669	1,077,257
Application of funds				
Permanent assets				
Increase in investments	1,345	485,449	11,884	487,616
Increase in property, plant and equipment	264,723	122,011	362,507	278,484
Increase in deferred charges	1,987	4,022	3,558	6,632
	268,055	611,482	377,949	772,732
Noncurrent assets	23,550	6,191	31,254	15,247
Transference of noncurrent to current liabilities	334,180	281,214	962,396	388,722
Treasury shares	-	24	-	24
Total applications	625,785	898,911	1,371,599	1,176,725
Increase (decrease) in working capital	629,556	(648,694)	(313,930)	(99,468)
Changes in working capital				
Current assets	(146,507)	192,751	(817,677)	732,090
Current liabilities	776,063	(357,708)	503,747	(347,821)
Increase (decrease) in working capital	629,556	(164,957)	(313,930)	384,269

Companhia Suzano de Papel e Celulose

Notes to the interim financial information

(In thousands of Brazilian Reais - R$)

Additional information - Parent Company

Statements of cash flows

	Parent company	
	Nine-month period ended September 30,	
	2003	**2002**
Cash flows from operating activity		
Net profit (loss) for the period	471,100	(148,301)
Adjustments to reconcile net income to cash generated by operating activities:		
Depreciation, depletion and amortization	60,972	48,846
Result on sale of fixed assets	(4,269)	(1,190)
Interest on equity in subsidiaries and affiliates	(272,524)	(428,557)
Amortization of goodwill	31,266	21,138
Dividends from subsidiary	-	7,920
Deferred income and social contribution taxes	13,334	(256,935)
Interest, exchange and monetary variation of assets and liabilities	(242,499)	945,313
Provisions	15,228	64,272
Changes in assets and liabilities		
Decrease (increase) in trade accounts receivable	26,980	(14,337)
(Increase) decrease in inventories	(71,134)	(18,548)
Decrease in other current and noncurrent assets	23,996	8,919
Increase in suppliers	20,094	11,734
Increase (decrease) in income and social contribution taxes	11,436	(20,037)
Increase (decrease) in other currents liabilities	42,502	(3,998)
Net cash from operating activities	126,482	216,239
Cash flows from investing activities		
Acquisition of property, plant and equipament and deferred charges	(266,710)	(126,033)
Acquisition of investments	(1,345)	(487,954)
Capital reduction on subsidiary	653,309	-
Income tax incentive	-	2,967
Proceeds generated from sale of fixed assets	7,689	12,321
Net cash from (used in) investing activities	392,943	(598,699)
Cash flows from financing activities		
Capital Integralization	-	483,737
Dividends paid	(67,239)	(50,185)
Proceeds from loans and financing	557,854	383,150
Payments on loans and financing - Parent Company	(653,309)	-
Payments on loans and financing - Third parties	(505,643)	(362,177)
Treasury Shares	-	(24)
Net cash (used in) from financing activities	(668,337)	454,501
(Decrease) increase in cash and cash equivalents		
At the beginning of the year	214,191	20,416
At the end of the year	65,279	92,457
(Decrease) increase in cash and cash equivalents	(148,912)	72,041



Consolidated interim financial information

Consolidated balance sheets - Assets
Consolidated balance sheets -
Liabilities and shareholders' equity
Consolidated statements of income

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Assets	September 30, 2003	June 30, 2003
Current assets	1,947,416	2,141,735
Cash and cash equivalents	162,663	206,060
Interest earning bank deposits	848,363	1,041,043
Trade accounts receivable	410,992	402,503
Inventories	379,319	349,880
Dividends receivable	-	22
Other accounts receivable	21,259	22,349
Recoverable taxes	22,837	17,122
Deferred income and social contribution taxes	86,387	98,327
Prepaid expenses	15,596	4,429
Noncurrent assets	280,115	282,100
Recoverable taxes	19,716	16,664
Deferred income and social contribution taxes	194,706	207,962
Judicial deposits	23,015	22,340
Other accounts receivable	42,678	35,134
Permanent assets	3,340,549	3,247,407
Investments	39,865	34,793
Property, plant and equipment	2,942,440	2,842,950
Deferred charges	358,244	369,664
Total assets	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated balance sheets

(Unaudited)

(In thousands of Brazilian Reais - R$)

Liabilities and shareholders' equity	September 30, 2003	June 30, 2003
Current liabilities	1,690,426	1,486,199
Loans and financing	1,403,719	1,171,472
Trade accounts payable	122,789	119,355
Taxes payable other than on income	14,025	13,148
Income and social contribution taxes	30,261	65,732
Dividends payable	186	188
Accrued salaries and payroll taxes	53,605	42,337
Other accounts payable	65,841	73,967
Noncurrent liabilities	1,517,139	1,908,791
Loans and financing	1,326,483	1,709,518
Provision for contingencies	121,529	125,259
Other accounts payable	40,703	44,635
Deferred income and social contribution taxes	28,424	29,379
Minority interests	117,978	114,066
Shareholders' equity	2,242,537	2,162,186
Share capital	1,137,737	1,137,737
Capital reserves	26,741	26,741
Revaluation reserves	36,135	37,989
Profit reserves	548,762	548,762
Accumulated profit	493,162	410,957
Total liabilities and shareholders' equity	5,568,080	5,671,242

See the accountants' review report and accompanying notes to the interim financial information.

Companhia Suzano de Papel e Celulose

(A translation of the forms presented to CVM)

Consolidated statements of income

(Unaudited)

(In thousands of Brazilian Reais - R$, except profit per share)

	Three-month period ended September 30,		Nine-month period ended September 30,	
	2003	**2002**	**2003**	**2002**
Net sales	593,072	558,058	1,826,663	1,503,153
Cost of goods sold	(338,876)	(285,122)	(957,677)	(838,752)
Gross profit	254,196	272,936	868,986	664,401
Selling expenses	(34,973)	(30,435)	(100,163)	(88,701)
General and administrative expenses	(38,072)	(43,900)	(154,350)	(122,040)
Financial income	40,262	397,906	(36,485)	640,054
Financial expenses	(115,704)	(959,548)	163,988	(1,550,888)
Other operating income	18,784	9,160	24,678	15,043
Other operating expenses	(10,422)	(7,890)	(31,266)	(21,138)
Interest on equity in subsidiaries and affiliates	(156)	824	(876)	-
Operating profit (loss)	113,915	(360,947)	734,512	(463,269)
Nonoperating income (expenses)	7,609	(3,224)	13,558	6,011
Profit (loss) before income and social contribution taxes	121,524	(364,171)	748,070	(457,258)
Income and social contribution taxes	(37,261)	244,635	(241,378)	319,895
Profit (loss) before minority interest	84,263	(119,536)	506,692	(137,363)
Minority interest	(3,912)	(6,848)	(19,114)	(16,388)
Net profit (loss) for the period	80,351	(126,384)	487,578	(153,751)

See the accountants' review report and accompanying notes to the interim financial information.